UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

FOR THE FISCAL SEMIANNUAL PERIOD ENDED JUNE 30, 2026

THE DATE OF THIS REPORT IS SEPTEMBER 28, 2026

DOC.COM INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7370	88-0665060
(State or jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

4 World Trade Center, 150 Greenwich Street, 2939, New York NY 10007.

[+1-424-266-8277]

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Charles Nader

Chief Executive Officer

DOC.COM INC

Doc.com Inc.

Address: 4 World Trade Center, 150 Greenwich Street, Suite 2939 New York NY 10007.

+1-424-266-8277

Special Note Regarding Forward-Looking Statements

In this report, the term “we,” “us,” “our” or “the Company” refers to Doc.com Inc

This report may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases. These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances after the date hereof.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read together with the unaudited consolidated financial statements and related notes in Item 3. It addresses the six months ended June 30, 2026 and 2025 and material developments occurring after June 30, 2026, as separately identified below.

Overview

Doc.com Inc. was incorporated in Delaware on March 31, 2021. Our principal address is 4 World Trade Center, 150 Greenwich Street, Ste. 2939, New York, NY 10007 USA.

We are a digital healthcare technology company focused on telehealth services, healthcare-related software platforms, and healthcare product distribution and AI powered and blockchain secured data management tools.

Since our inception, our activities initially consisted primarily of organizational matters, capital raising, and development of our technology platform. Subsequent to our formation, we expanded our operations through strategic acquisitions and the launch of healthcare services in the US, beginning in West Virginia. Our core telehealth business has historically generated limited or no revenue and continues to be in an early stage of commercialization.

We launched our telehealth platform in West Virginia in November 2025. We provide an initial no-cost consultation and charge fees for extended consultations. Healthcare providers operate as independent providers and bill patients through their practices or patients’ insurance, where applicable. Expansion to additional jurisdictions remains subject to regulatory requirements, operational readiness and available capital.

Our pharmacy structure includes Doc.com Pharmacy, LLC, 2345405 Ontario Inc., RX Angle and Flat Iron Pharmacy. Through our pharmacy operations and partner network, we intend to support prescription fulfillment, over-the-counter product sales, compounding and cold-chain services, subject to applicable licensing and regulatory requirements.

i

As of June 30, 2026, the Company continued to control and consolidate TMB Financial and Knotion and had not recognized a loss of control or deconsolidation. The Company is currently assessing the net impact of the potential deconsolidation of TMB Financial and Knotion on the consolidated financial statements, which is expected to be recognized in a subsequent reporting period.

Results of Operations

Impact of TMB Financial/Knotion Developments on Comparability

The historical results presented below include the results of TMB Financial and Knotion during the periods in which those entities were consolidated with the Company. A substantial portion of the Company’s consolidated revenue during the periods presented was attributable to the Education Software segment, which includes the results of TMB Financial and Knotion. The Company is currently pursuing an orderly termination of the TMB Financial/Knotion transaction following receipt of a termination notice in July 2026. Accordingly, historical consolidated revenues and expenses attributable to the Education Software segment should not be viewed as necessarily indicative of the revenues, expenses or operating results of the Company’s continuing operations following completion of the transaction.

Revenue

For the six months ended June 30, 2026, we had total sales of $13,083,650, which consisted of $500,000 relating to digital healthcare operating segment, $11,754,544 relating to education software operating segment, and $829,106 relating to pharmacy operating segment, compared to sales of $9,926,192, which consisted of $8,975,962 relating to education software operating segment and $950,230 relating to pharmacy operating segment for the six months ended June 30, 2025.

Operating segment	Six months ended June 30, 2026	Six months ended June 30, 2025	Change
Digital Healthcare	$500,000	$0	$500,000
Education Software	$11,754,544	$8,975,962	$2,778,582
Pharmacy	$829,106	$950,230	$(121,124)
Total sales	$13,083,650	$9,926,192	$3,157,458

Total sales increased by $3,157,458, or approximately 31.8%. The Education Software segment accounted for approximately 89.8% of consolidated sales in the 2026 period and 90.4% in the 2025 period.

The $500,000 in Digital Healthcare revenue represents management services provided to a Florida professional medical practice. Education Software revenue growth was concentrated in Knotion Educational Model SaaS revenue, which increased from $8,775,894 to $11,517,418. The Company recognizes SaaS and management service revenue over time as the services are provided. Pharmacy revenue declined by approximately 12.7%.

Cost of sales and gross profit

Cost of revenue increased by $202,596, or approximately 4.9%, to $4,324,614 for the six months ended June 30, 2026 from $4,122,018 for the corresponding 2025 period. Gross profit increased by $2,954,862 to $8,759,036 from $5,804,174. Gross profit increased by $2,954,862, or approximately 66.9% from 58.5%. Education Software gross profit increased by $2,471,879, Digital Healthcare contributed $500,000 of gross profit, and Pharmacy gross profit declined by $17,017. Amortization and depreciation included in cost of revenue increased to $2,606,470 from $2,011,644.

Operating expenses

For the six months ended June 30, 2026, we had total operating expenses of $11,603,405, compared to total operating expenses of $17,935,954 for the six months ended June 30, 2025. The decrease of $6,332,549 was primarily due to a decrease of $7,330,130 in employee and officer-related costs, offset by an increase of $973,985 in general and administrative expenses. The decrease in employee and officer-related costs was primarily due to a decrease of $8,800,000 in stock-based compensation related to the signing bonus shares issuable to executive officers (subject to Board approval) , offset by an increase in officers and directors’ compensation of $991,560. The increase in general and administrative expenses was primarily due to increases of $501,595 in contractors expenses, $479,271 in office and other expenses, $404,252 in travel expenses, and $394,455 in legal fees, offset by decreases of $379,996 in software licenses, $121,339 in advertising and marketing and $113,052 in research and development.

1

Other income and expenses

For the six months ended June 30, 2026, we had total other expenses of $1,769,219, compared to total other expenses of $538,561 for the six months ended June 30, 2025. The increase of $1,230,658 was primarily due to an increase of $674,932 in interest expense and decrease in other income of $564,869 during 2026 as compared to 2025.

Net loss

For the six months ended June 30, 2026, we had net loss of $4,613,588, compared to net loss of $12,670,341 for the six months ended June 30, 2025. The decrease of $8,056,753 was due to the increase in gross profit of $2,954,862 and decrease in operating expenses of $6,332,549, offset by the increase in other expenses of $1,230,658.

The Company recorded no income tax provision for the six months ended June 30, 2026 and 2025. Foreign currency translation losses were $603,552 for the six months ended June 30, 2026 compared with $768,258 for the six months ended June 30, 2025, resulting in comprehensive losses of $5,217,140 and $13,438,599, respectively. Basic and diluted loss per share was $0.02 compared with $0.07.

Liquidity and Capital Resources

Our liquidity depends on our ability to raise additional capital and generate cash flow from operations. We have relied on private investments to support our operations and growth. There can be no assurance that additional capital will be available when needed or on acceptable terms. An inability to obtain sufficient financing could require us to reduce or delay planned activities and could adversely affect our ability to continue operations.

Cash and working capital

At June 30, 2026, cash and cash equivalents were $204,137, compared with $799,403 at December 31, 2025. Current assets were $2,740,627 and current liabilities were $73,584,841, producing a working capital deficit of $70,844,214, compared with $70,454,078 at December 31, 2025. The accumulated deficit was $83,351,348 as of June 30, 2026. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management plans to fund operations through equity sales and/or related-party advances, but additional funding is not assured. The financial statements do not include adjustments that might be necessary if the Company cannot continue as a going concern.

Cash flows

Cash flow measure	Six months ended June 30, 2026	Six months ended June 30, 2025
Cash at beginning of period	$799,403	$2,396,429
Net cash provided by or used in operating activities	$(4,232,255)	$(5,139,646)
Net cash provided by or used in investing activities	$(993,528)	$(3,921,655)
Net cash provided by or used in financing activities	$5,078,698	$7,701,969
Effect of exchange rates on cash	$(448,181)	$(499,138)
Cash at end of period	$204,137	$537,959

2

Net cash used in operating activities decreased by $907,391. Net loss adjusted for non-cash items was $310,982 in 2026 compared to $704,390 in 2025. The decrease in net loss and more favorable changes in accounts payable, accounts receivable, and prepaid expenses were partially offset by lower non-cash stock-based compensation expense and a greater decrease in deferred revenue. Deferred revenue decreased by $6,729,753 compared with $3,880,084 in the prior period.

Net cash used in investing activities decreased by $2,928,127, which was primarily due to the lower acquisition-related payments. Acquisition-related payments in 2026 included payment to former equity holder of 405 Ontario of $20,000 as compared to payment to former equity holder of 405 Ontario of $1,199,673 and payment to former shareholders of TMB Financial S.A. DE D.V. of $751,751 in 2025.

Net cash provided by financing activities decreased by $2,623,271. Current-period financing included $3,008,400 from issuance of common stock issuances and $2,113,450 in subscriptions pending allotment, compared with $8,000 and $6,302,525, respectively, in 2025.

Equity financing

The Company received the full $10,000,000 investment commitment under its September 12, 2024 Securities Purchase Agreement with Axen Capital. The arrangement provided for 2,500,000 shares of Class A Common Stock at $4.00 per share and warrants exercisable at $8.00 per share for five years from issuance. The related warrants have not yet been issued.

During 2026, the Company entered into two additional subscription agreements with Axen Capital pursuant to which Axen Capital subscribed to 187,500 shares at $8 per share and 437,500 units at $8 per unit with each unit consisting of one common share of Class A Common Stock and one warrant. Each warrant is exercisable at $8 per share and expires five years from the date of issuance. During the six months ended June 30, 2026, the Company received $1,500,000 and issued 187,500 shares. As of the date hereof, the Company has received additional $2,711,421 in connection with the unit subscriptions. The related shares and warrants issuable have not yet been issued.

Capitalization and Operating Plans

Capitalization

As of June 30, 2026, the Company had 189,949,992 shares of Class A Common Stock and 15,000,000 shares of Class B Common Stock issued and outstanding. Authorized capital included 800,000,000 Class A shares and 50,000,000 Class B shares. As of June 30, 2026, the Company also had 3,103,764 shares of Class A Common Stock issuable for services and signing bonuses.

During the six months ended June 30, 2026, the Company issued 10,313 Class A shares pursuant to a marketing agreement, 376,050 Class A shares to Regulation S investors, and 2,500,000 Class A shares relating to subscriptions under the earlier Axen investment arrangement. Shares that are the subject of recovery claims are not treated as cancelled solely because the Company is seeking their recovery.

Silver Rock Group financing arrangement

The Company previously entered into a committed equity financing arrangement with Silver Rock Group providing for potential financing of up to $300 million. The Company delivered a termination notice in November 2025 and disputes certain rights and obligations under the agreement. No capital has been funded under the facility, and the Company does not consider it an available source of liquidity. See Item 2 for further discussion.

3

Acquisition obligations and commitments

The Company has remaining deferred purchase-price obligations relating to its pharmacy acquisitions that may become payable upon specified contractual events, including a public listing. These obligations may reduce capital available for operations and expansion. The treatment of liabilities arising from the TMB Financial and Knotion transaction remains subject to the legal and accounting evaluation described in Item 2.

At June 30, 2026, the balance sheet included $49,248,249 due to former TMB shareholders, $9,140,668 of short-term debt and $2,152,996 of current long-term debt maturities. Finance and operating lease liabilities totaled $2,649,588, of which $1,409,474 was current. The expected deconsolidation of Knotion is a subsequent-period matter and does not remove these June 30 consolidated balances. Refer to Note 23 in the unaudited consolidated financial statements for additional details of the Company’s commitments.

Plan of operations

Over the next 12 months, the Company expects to pursue certain operational and strategic initiatives, including the expansion of its streaming services and the relaunch and continued development of its telemedicine services. The Company also expects to undertake activities related to marketing and sales, ongoing technological development, including continued enhancements to its artificial intelligence platform, and efforts to attract and retain key personnel. The scope, timing, geographic reach and extent of these initiatives remain subject to change based on business needs, regulatory requirements, market conditions, available capital and other factors.

The Company’s streaming initiatives are expected to include the continued development and expansion of live and digital health-related content and educational programming delivered through the Company’s platform. In parallel, the Company intends to relaunch and progressively expand its telemedicine services, including the reactivation and development of provider networks, technology infrastructure, operational capabilities and applicable regulatory compliance necessary to support the provision of telehealth services in selected jurisdictions.

Based on current expectations, the Company anticipates net cash usage in the range of approximately $30 million to $45 million per quarter due to its acquisition pipeline and other planned operating and growth initiatives; however, actual cash usage may differ materially depending on the timing and scope of acquisitions, the expansion of streaming and telemedicine services, operating expenses, capital availability and other factors.

Technology Development and Subsequent Initiatives

Healthcare coordination and workflow infrastructure

The Company is evaluating the development of a coordination and trust platform intended to serve as a coordination layer for AI-powered healthcare services and other regulated digital workflows. If successfully developed and commercialized, the proposed platform would be designed to coordinate interactions among patients, healthcare professionals, pharmacies, laboratories, artificial intelligence systems and other authorized participants, and to create verifiable evidence of permissions, approvals, workflow actions, human review and completed outcomes while keeping sensitive healthcare information within controlled data environments. The underlying cryptographic, distributed-ledger and blockchain-based components would function as supporting infrastructure for provenance, integrity and trusted coordination rather than as customer-facing products.

As of the date of this report, the proposed coordination layer and its related cryptographic, distributed-ledger and blockchain-based capabilities have not been implemented within our commercially available platform and are not currently available to customers or users. These capabilities remain in the planning, design and evaluation stages, and we have not generated revenue from them. Their development and commercialization would require additional technical development, testing, systems integration, security review, regulatory and privacy analysis, financing and customer validation. There can be no assurance that we will complete or commercialize any of these capabilities, that they will operate as intended, that customers will adopt them or that they will generate revenue.

4

We are developing a technology and integration framework intended to connect with existing healthcare systems without replacing them. The proposed framework is designed to coordinate and create verifiable evidence of selected workflow events involving patient consent, AI oversight, record integrity, medication traceability, patient engagement and clinical outcomes. Sensitive patient information would remain within appropriately controlled systems, while only the information required to coordinate and verify the applicable workflow would be processed by the trust infrastructure.

We intend to commercialize these capabilities through software subscriptions, implementation and integration services, managed deployments and usage-based fees. Over time, and subject to obtaining the necessary patient consents, data rights, regulatory approvals and contractual permissions, these workflows may also enable us to develop a governed, de-identified and outcome-linked clinical intelligence resource. We may seek to provide healthcare organizations, research institutions and AI developers with controlled access to this resource for approved model-development, evaluation, validation and research purposes.

Streaming services

In July 2026, after the reporting period, the Company launched live streaming of licensed healthcare professionals on its platform. Registered users may submit questions, including anonymously. Participating healthcare professionals have conducted sessions in English and Spanish, with AI tools supporting moderation and responses. The Company intends to expand the service and introduce advertising and lead-generation opportunities. These intentions remain subject to available resources and applicable requirements.

Off-Balance Sheet Arrangements

As of June 30, 2026, the Company did not have any off-balance sheet arrangements.

Critical Accounting Estimates

Preparation of the financial statements requires estimates concerning revenue recognition, credit losses, business combinations, software development costs, income taxes, stock compensation, leases, pensions and asset recoverability. At June 30, 2026, goodwill was $37,917,370 and intangible assets were $19,440,117. The Company did not identify circumstances which would call for evaluation of intangible asset impairment during the six-month period (Refer to Note 15 in the unaudited consolidated financial statements).

The July termination of the TMB/Knotion transaction and the associated deconsolidation analysis may materially affect subsequent-period financial statements. Actual results may differ from management’s estimates. Refer to Notes 3, 4, 15 and 25 in the unaudited consolidated financial statements for additional details.

Subsequent Developments

The termination notice concerning the TMB Financial and Knotion acquisition, the proposed Axen Union acquisition, and management changes are discussed in Item 2. These post-period developments are distinguished from the financial position and results as of and for the six months ended June 30, 2026.

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Item 2. Other Information

Legal and Contractual Matters

Altahawi litigation

A) The Company is the plaintiff in a civil action pending in the Supreme Court of the State of New York, County of New York (Index No. 155951/2026), captioned Doc.com Inc. v. Adamson Brothers Corp., Spire Capital Limited, and Amro Izzelden Altahawi a/k/a Andy Altahawi. The Company seeks, among other remedies, rescission of a prior engagement agreement and recovery of approximately 8,061,559 shares of the Company’s Class A Common Stock issued pursuant to that agreement.

A temporary restraining order is currently in effect restricting the transfer, sale or other disposition of the shares subject to the action. The Company believes that its claims have merit; however, the outcome of litigation is inherently uncertain, and there can be no assurance that the Company will recover all or any portion of the shares or obtain the other relief sought.

The temporary restraining order does not constitute a final determination of the Company’s claims. The ultimate recovery or cancellation of the shares remains uncertain. Unless and until shares are legally recovered or cancelled and the stock records are adjusted, the Company will continue to account for them as outstanding to the extent required by applicable principles.

Silver Rock Group dispute

On December 17, 2023, the Company entered into a Share Purchase Agreement, as subsequently amended, with Silver Rock Group (“Silver Rock”) relating to a committed equity financing arrangement. The Company delivered notice terminating the arrangement in November 2025 and disputes certain rights and obligations asserted in connection with the arrangement. The Company has not received any capital under the facility.

The Company issued 3,466,518 Class A shares to Silver Rock in November 2024 and recognized a further issuance of 26,360 shares in 2025, totaling 3,492,878 shares. Note 23 reports that the related deferred issuance costs of $13,971,512 were written off in 2025 because the financing commitment was not expected to be fulfilled. The Company is evaluating available remedies concerning the shares. The shares are subject to transfer restrictions, and the Company has not commenced formal arbitration or other legal proceedings against Silver Rock.

The Share Purchase Agreement also contemplated the issuance of additional warrants upon a public listing and contained other provisions of such agreement relating to the financing arrangement. The Company disputes the continuing enforceability or effect of certain provisions following termination. No such listing-related warrants have been issued as of the date of this report. An adverse resolution of these matters might well result in additional dilution, liabilities, costs or other adverse effects on the Company’s financial condition and capitalization and could adversely affect its ability to satisfy applicable listing requirements.

An adverse resolution could result in dilution, liabilities or additional costs. The Company’s transfer restrictions concerning Silver Rock shares are distinct from the court-ordered temporary restraining order in the Altahawi action.

Techint demand

On June 23, 2026, Adcellerant LLC d/b/a Techint Labs sent a demand letter seeking $358,477 for allegedly overdue invoices. The Company disputes the amounts and maintains that the invoices are improper under the agreement, which it terminated in December 2025. Note 23 states that negotiations continued and no claim had been filed as of September 28, 2026. It reports at least a reasonable possibility of loss but no June 30 accrual because a loss was not considered probable.

6

Subsequent Transactions and Management

TMB Financial and Knotion termination

On August 8, 2024, the Company entered into a Cash and Share Exchange Agreement pursuant to which the Company agreed to acquire TMB Financial and its subsidiary, Knotion.

On July 21, 2026, the Company received notice of termination of the Cash and Share Exchange Agreement pursuant to its terms.

The Company is evaluating the legal and accounting consequences of the termination, including the treatment of the deferred purchase price obligation, the 6,250,000 shares of Class A Common Stock previously issued in connection with the acquisition, and the assets, liabilities, goodwill and intangible assets associated with TMB Financial and Knotion. Until the applicable accounting analysis is completed, the ultimate financial effect of these matters cannot accurately be determined.

As of June 30, 2026, the Company continued to control and consolidate TMB Financial and Knotion. The July 21, 2026 termination notice is a subsequent event. The Company is evaluating the timing and effect of deconsolidation, including the treatment of acquired assets, liabilities, goodwill, intangible assets, deferred consideration and previously issued shares. No recovery of shares or extinguishment of obligations is assumed in this report solely from the delivery of the notice.

The Company does not intend to rely on Knotion’s education software operations as part of its long-term continuing business strategy. As the Education Software segment contributed a substantial portion of historical consolidated revenue, historical results are not necessarily indicative of future continuing operations.

Proposed acquisition of Axen Union

On August 25, 2026, the Company entered into a non-binding Letter of Intent (the “LOI”) to acquire 100% of Axen Union, a CNBV-registered Mexican remittance company, for total potential consideration of up to US$150 million. Pursuant to the terms of the LOI, consideration would consist of US$10 million in cash contingent on and subsequent to a Nasdaq or other national-exchange listing, US$40 million in subsequent quarterly installments (payable in cash or Company shares at US$8.00 per share at the Company’s discretion), and up to US$100 million of contingent consideration if mutually agreed revenue milestones are met within 18 months after closing. No shares have been issued for the acquisition, and control will not transfer unless closing conditions are satisfied and definitive agreements are executed.

If completed, the Company intends to combine Axen Union’s remittance channel with Doc.com’s telehealth and pharmacy services for remittance customers in the United States and Latin America.

The LOI is non-binding except for specified exclusivity, confidentiality, and governing-law provisions. Closing remains subject to PCAOB audit, Quality of Earnings review, due diligence, CNBV and other regulatory approvals applicable to a money transmitter, assignability of material contracts, definitive agreements, and customary conditions. There can be no assurance the acquisition will be completed on the terms of the LOI, or at all.

Axen Union is an affiliate of Axen Capital, an investor in the Company. Axen Union and Axen Capital are under common ownership and control, with overlapping beneficial owners and management. The Audit Committee has been informed of the relationship between Axen Capital and Axen Union and of the proposed acquisition. If the Company proceeds to negotiate definitive agreements for the acquisition of Axen Union, the transaction will be subject to review and approval by the Audit Committee in accordance with the Company’s Related Party Transactions Policy. The affiliation may create conflicts of interest, and there can be no assurance that the transaction will be completed or that its terms will be as favorable to the Company as those obtainable from an unaffiliated party in an arm’s-length negotiation.

Axen Union, S.A. de C.V. provided the Company with financial information for the year ended December 31, 2025. According to that information, Axen Union generated approximately MXN 508.5 million of operating revenue (approximately US29.8 million) and approximately MXN 409.3 million of EBITDA (approximately US24.0 million). Net income for the same period was approximately MXN 271.1million(approximatelyUS15.9 million). Operating revenue consisted primarily of transaction fees and foreign-exchange margin.

These amounts were prepared by Axen Union and have not been audited under PCAOB standards. They have not been prepared in accordance with U.S. GAAP as applied by the Company. U.S. dollar figures are approximate conversions from Mexican pesos at prevailing exchange rates and are provided for convenience only. The figures remain subject to a PCAOB-standard audit, a Quality of Earnings analysis, and the Company’s due diligence. There can be no assurance that audited or reviewed results will equal the amounts reported by Axen Union.

The Company has entered into a non-binding letter of intent regarding a proposed acquisition of Axen Union. The letter of intent does not close the transaction. No results of Axen Union are included in the Company’s historical consolidated financial statements. Any future inclusion of Axen Union financial information in the Company’s SEC filings will depend on completion of required audits, regulatory approvals, and closing of a definitive transaction.

Management changes

Following the TMB/Knotion developments, Alejandro Ulloa, Noel Trainor, Hernán Ramirez, Noemí Trainor and Ignacio Valencia ceased to hold their officer or management positions. Note 25 distinguishes those corporate departures from the termination, transfer or assumption of underlying Knotion employment relationships. It identifies Charles Nader as Chief Executive Officer, Aaron Trager as Chief Operating Officer, Neil Kleinman as Chief Financial Officer, Enrique Hernández as Chief Technology Officer, Jamie Freed as Chief Marketing Officer and Daniel Fraser as Chief Blockchain Officer as of September 28, 2026.

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Item 3 Financial Statements

DOC.COM INC.

June 30, 2026

(Expressed in U.S. dollars)

Index
Condensed Consolidated Interim Balance Sheets as of June 30, 2026 (unaudited) and December 31, 2025	F–2

Condensed Consolidated Interim Statements of Operations and Other Comprehensive Income (Loss) for the Three and Six Months Ended June 30, 2026 and June 30, 2025 (unaudited)	F–3

Condensed Consolidated Interim Statements of Shareholders’ Equity (Deficit) for the Three and Six Months Ended June 30, 2026 and June 30, 2025 (unaudited)	F–4

Condensed Consolidated Interim Statements of Cash Flows for the Six Months Ended June 30, 2026 and 2025 (unaudited)	F–6

Notes to the Unaudited Condensed Consolidated Interim Financial Statements	F–7

F-1

Doc.com Inc.

Condensed Consolidated Interim Balance Sheets

(Expressed in U.S. dollars)

	Notes	June 30, 2026	December 31, 2025
		(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	8	$204,137	$799,403
Accounts receivable, net	9	1,623,560	1,946,631
Prepaid expenses	10	576,940	1,477,667
Inventory		97,665	60,230
Other current assets	13	238,325	103,529
Total current assets		2,740,627	4,387,460

Capital advance	12	3,010,000	2,090,000
Property and equipment, net	14	262,343	341,615
Finance lease assets, net	18	1,626,386	2,155,172
Operating lease assets, net	18	665,188	321,774
Intangible assets, net	15	19,440,117	21,230,827
Investments in private companies	11	1,943,051	1,846,598
Goodwill	4, 15	37,917,370	37,917,370
Deposits		66,029	48,800
Other non-current assets		535,599	–
Total assets		$68,206,710	$70,339,616

Liabilities
Current liabilities
Accounts payable and accrued liabilities	16	$4,850,363	$2,433,922
Deferred revenue	5	5,415,281	12,145,034
Due to related parties	21	1,075,272	1,000,914
Due to former shareholders of TMB Financial S.A. DE D.V.	4	49,248,249	49,248,249
Due to former equity holder of 405 Ontario	4, 21	205,000	225,000
Short-term debt	17	9,140,668	6,109,400
Other current liabilities		87,538	111,590
Current portion of finance lease liabilities	18	1,174,729	1,370,023
Current portion of operating lease liabilities	18	234,745	109,666
Current maturities of long-term debt	17	2,152,996	2,087,740
Total current liabilities		73,584,841	74,841,538

Finance lease liabilities, non-current portion	18	809,671	1,145,823
Operating lease liabilities, non-current portion	18	430,443	220,023
Long-term debt	17	6,458,989	8,361,110
Total liabilities		$81,283,944	$84,568,494

Commitments and contingencies	23	–	–

Shareholders’ deficit
Preferred stock, (75,000,000 shares authorized, $.000001 par value, 0 issued as of June 30, 2026 and December 31, 2025)		–	–
Common stock, Class A (800,000,000 shares authorized, $.000001 par value, 189,949,992 and 187,063,629 issued as of June 30, 2026 and December 31, 2025, respectively)		190	187
Common stock, Class B (50,000,000 shares authorized, $.000001 par value, 15,000,000 issued as of June 30, 2026 and December 31, 2025)		15	15
Common stock, Class C (75,000,000 shares authorized, $.000001 par value, 0 issued as of June 30, 2026 and December 31, 2025)		–	–
Shares to be issued		12,506,019	11,300,337
Subscriptions received pending allotment		2,113,450	10,000,000
Additional paid in capital		57,108,500	44,058,851
Accumulated deficit		(83,351,348)	(78,737,760)
Accumulated other comprehensive loss		(1,454,060)	(850,508)
Total shareholders’ deficit		(13,077,234)	(14,228,878)

Total liabilities and shareholders’ deficit		$68,206,710	$70,339,616

Nature of operations (Note 1) and going concern (Note 2)

Commitments and contingencies (Note 23)

Subsequent events (Note 25)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

F-2

Doc.com Inc.

Condensed Consolidated Interim Statements of Operations and Other Comprehensive Income (Loss)

(Expressed in U.S. dollars)

(Unaudited)

	Notes	For the Three Months Ended June 30, 2026	For the Three Months Ended June 30, 2025	For the Six Months Ended June 30, 2026	For the Six Months Ended June 30, 2025
Revenue	5	$6,834,201	$7,441,115	$13,083,650	$9,926,192
Cost of revenue	14, 15	(2,076,091)	(2,045,384)	(4,324,614)	(4,122,018)
Gross profit		4,758,110	5,395,731	8,759,036	5,804,174

Operating expenses:
Amortization and depreciation	14, 15	184,081	171,123	366,554	342,958
Employee and officer-related costs	7	1,923,090	1,287,532	3,767,795	11,097,925
General and administrative	6	3,955,787	3,193,555	7,469,056	6,495,071
Total operating expenses		6,062,958	4,652,210	11,603,405	17,935,954

Operating income (loss)		(1,304,848)	743,521	(2,844,369)	(12,131,780)

Other income and expenses
Interest expense	18	(817,540)	(717,626)	(1,824,937)	(1,150,005)
Interest income		1,850	994	14,619	6,176
Unrealized loss on promissory note		–	–	–	(1,751)
Other income		31,478	198,914	42,150	607,019
Other expense		(1,051)	–	(1,051)	–
Total other expenses		(785,263)	(517,718)	(1,769,219)	(538,561)

Net income (loss)		$(2,090,111)	$225,803	$(4,613,588)	$(12,670,341)

Foreign currency translation		(469,555)	(890,042)	(603,552)	(768,258)
Comprehensive loss		$(2,559,666)	$(664,239)	$(5,217,140)	$(13,438,599)

Loss per share:
Basic		$(0.01)	$0.00	$(0.02)	$(0.07)
Diluted		$(0.01)	$0.00	$(0.02)	$(0.07)

Shares used in computing loss per share:
Basic		189,949,992	186,896,513	189,736,587	186,825,570
Diluted		189,949,992	186,896,513	189,736,587	186,825,570

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

F-3

Doc.com Inc.

Condensed Consolidated Interim Statements of Shareholders’ Equity (Deficit)

(Expressed in U.S. dollars)

(Unaudited)

	Class A common stock		Class B common stock			Subscriptions received	Additional		Accumulated other comprehensive
	Number of shares	Amount	Number of shares	Amount	Shares to be issued	pending allotment	paid in capital	Accumulated deficit	income (loss)	Total

Balance, December 31, 2024 (Audited)	185,619,130	$185	15,000,000	$15	$73,596	$1,190,803	$42,430,890	$(9,702,776)	$758,569	$34,751,282

Issuance of common stock for services	1,250	–	–	–	9,026,872	(5,000)	5,000	–	–	9,026,872
Issuance of common stock for cash	2,000	–	–	–	–	–	8,000	–	–	8,000
Cash received pending allotment	–	–	–	–	–	5,558,427	–	–	–	5,558,427
Convertible debt conversion	1,273,014	1	–	–	–	–	957,022	–	–	957,023
Comprehensive loss for the period	–	–	–	–	–	–	–	(12,896,144)	121,784	(12,774,360)

Balance, March 31, 2025	186,895,394	$186	15,000,000	$15	$9,100,468	$6,744,230	$43,400,912	$(22,598,920)	$880,353	$37,527,244
Issuance of common stock for services	16,875	–	–	–	508,208	–	67,500	–	–	575,708
Cash received pending allotment	–	–	–	–	–	744,098	–	–	–	744,098
Comprehensive income for the period	–	–	–	–	–	–	–	225,803	(890,042)	(664,239)

Balance, June 30, 2025	186,912,269	$186	15,000,000	$15	$9,608,676	$7,488,328	$43,468,412	$(22,373,117)	$(9,689)	$38,182,811

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

F-4

Doc.com Inc.

Condensed Consolidated Interim Statements of Shareholders’ Equity (Deficit)

(Expressed in U.S. dollars)

(Unaudited)

	Class A common stock		Class B common stock			Subscriptions received	Additional		Accumulated other comprehensive
	Number of shares	Amount	Number of shares	Amount	Shares to be issued	pending allotment	paid in capital	Accumulated deficit	income (loss)	Total

Balance, December 31, 2025 (Audited)	187,063,629	$187	15,000,000	$15	$11,300,337	$10,000,000	$44,058,851	$(78,737,760)	$(850,508)	$(14,228,878)

Issuance of common stock for services	10,313	–	–	–	(30,939)	–	41,252	–	–	10,313
Shares to be issued for services	–	–	–	–	617,739	–	–	–	–	617,739
Issuance of subscribed common stock	2,500,000	3	–	–	–	(10,000,000)	9,999,997	–	–	–
Issuance of common stock for cash	376,050	–	–	–	–	–	3,008,400	–	–	3,008,400
Comprehensive loss for the period	–	–	–	–	–	–	–	(2,523,477)	(133,997)	(2,657,474)

Balance, March 31, 2026	189,949,992	$190	15,000,000	$15	$11,887,137	$–	$57,108,500	$(81,261,237)	$(984,505)	$(13,249,900)
Cash received pending allotment	–	–	–	–	–	2,113,450	–	–	–	2,113,450
Shares to be issued for services	–	–	–	–	618,882	–	–	–	–	618,882
Comprehensive loss for the period	–	–	–	–	–	–	–	(2,090,111)	(469,555)	(2,559,666)

Balance, June 30, 2026	189,949,992	$190	15,000,000	$15	$12,506,019	$2,113,450	$57,108,500	$(83,351,348)	$(1,454,060)	$(13,077,234)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

F-5

Doc.com Inc.

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in U.S. dollars)

(Unaudited)

	For the Six Months Ended June 30, 2026	For the Six Months Ended June 30, 2025
Cash provided by (used in):

Operating activities
Net loss for the period	$(4,613,588)	$(12,670,341)
Adjustment to net loss for the period for non-cash items
Amortization and depreciation	366,554	342,958
Amortization and depreciation in cost of sales	2,606,470	2,011,644
Stock based compensation	1,329,582	9,609,598
Unrealized loss on promissory note	–	1,751

Changes in non-cash working capital balance:
Decrease (increase) in accounts receivable	323,071	(306,617)
Decrease in prepaid expenses	818,079	403,482
Increase in deposits	(17,229)	(8,800)
Decrease (increase) in inventory	(37,435)	30,267
Increase in other current assets	(134,796)	(7,045)
Increase in other non-current assets	(535,599)	–
Increase (decrease) in accounts payable and accrued liabilities	2,416,441	(666,459)
Decrease in other current liabilities	(24,052)	–
Decrease in deferred revenue	(6,729,753)	(3,880,084)
Net cash used in operating activities	(4,232,255)	(5,139,646)

Investing activities
Capital advance	(920,000)	(1,170,000)
Investments in private companies	(40,000)	–
Payments to former shareholders of TMB Financial S.A. DE D.V.	–	(751,751)
Payments to former equity holder of 405 Ontario	(20,000)	(1,199,673)
Capitalization of intangible assets	–	(800,231)
Purchases of property, plant and equipment	(13,528)	–
Net cash used in investing activities	(993,528)	(3,921,655)

Financing activities
Due to related parties	74,358	–
Principal payments on finance lease obligation	(793,433)	(680,716)
Proceeds from the issuance of common stock	3,008,400	8,000
Proceeds from subscriptions received	2,113,450	6,302,525
Proceeds from short-term bank loans, net	675,923	1,002,740
Proceeds from long-term bank loans, net	–	1,169,420
Repayment of promissory note	–	(100,000)
Net cash provided by financing activities	5,078,698	7,701,969

Effect of exchange rate on cash	(448,181)	(499,138)

Decrease in cash before effect of exchange rates	(147,085)	(1,359,332)
Cash, beginning of period	799,403	2,396,429
Cash, end of period	$204,137	$537,959

Supplemental cash flow disclosures:
Interest paid	$1,824,937	$1,177,470
Income tax paid	–	–

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

F-6

Doc.com Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

June 30, 2026

(Expressed in U.S. dollars)

NOTE 1 - NATURE OF OPERATIONS

Doc.com Inc. (“Doc.com”) was incorporated in Delaware on March 31, 2021 (the “Company”). The Company is developing telehealth services for consumers and corporate clients and governments. The Company also plans to sell over-the-counter products and epidemiological analytics.

Doc.com is a digital healthcare company that provides initial no cost consultations to patients with doctors, psychologists and veterinarians and sells over the counter products to patients as well as display educational content and advertisements during waiting periods. Artificial intelligence will be used to speed up consultation times and improve healthcare outcomes by suggesting improvements in diagnosis to healthcare professionals and offering statistics on telehealth consultations. Expected revenue streams are through the sale of over-the-counter products, billing insurance companies for those patients who have insurance by billing through a billing partner and charging a service fee and displaying ads to patients during the waiting period to speak to a healthcare professional. Our initial target market is patients in the United States who have smartphones and need prescription drugs or over-the-counter healthcare products

On August 8, 2024, the Company acquired 100% of TMB Financial, S.A. DE C.V. and its wholly owned subsidiary Knotion, S.A. DE C.V., an award-winning Software-as-a-Service (“SaaS”) company in the education sector. On October 7, 2024, the Company acquired 100% of 2345405 Ontario, Inc. and its wholly-owned subsidiary, RX Angle, Inc. and its wholly owned subsidiary, Flat Iron Pharmacy, LLC., which together operate a pharmacy. Refer to Note 4 for further information on the acquisitions.

NOTE 2 – GOING CONCERN

These condensed consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these condensed consolidated interim financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

At June 30, 2026, the Company had not yet achieved profitable operations and expects to incur further losses in the development of its business. As reflected in the accompanying financial statements, the Company had an accumulated deficit of $83,351,348 and working capital deficit of $70,844,214 at June 30, 2026. This factor among others raises substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management plans to finance its operations through the sale of equity and/or from related party advances. However, there is no assurance of additional funding being available.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with the rules of the Securities and Exchange Commission for interim statements. Certain information and footnote disclosures required by United States Generally Accepted Accounting Principles (“U.S. GAAP”) have been condensed or omitted as permitted by such rules, although the Company believes that the disclosures included are adequate to make the information presented not misleading. The condensed consolidated interim financial statements included herein are expressed in United States dollars. In the opinion of management, all adjustments (all of which are of a normal recurring nature) and disclosures necessary for a fair presentation of these condensed consolidated interim financial statements have been included. The Company’s fiscal year end is December 31.

F-7

Principles of Consolidation

The condensed consolidated interim financial statements include the accounts for the Company and its subsidiaries. The accounts of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All significant intercompany balances and transactions, unrealized gains or losses on transactions between the entities have been eliminated upon consolidation. Certain prior period amounts have been reclassified to conform to the current period presentation. There was no effect on net loss or shareholders’ equity as previously reported as a result of reclassifications.

Subsidiaries	Location	Ownership interest	Functional currency
TMB Financial, S.A. DE C.V.	Mexico	100%	Mexican peso
Knotion, S.A. DE C.V.	Mexico	100%	Mexican peso
2345405 Ontario, Inc.	Canada	100%	Canadian dollar
RX Angle, Inc.	USA	100%	U.S. dollar
Flat Iron Pharmacy, LLC	USA	100%	U.S. dollar

Subsidiaries are all entities over which the Company, either directly or indirectly, has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Where the group does not directly hold more than one half of the voting rights, significant judgment is used to determine whether control exists. These significant judgments include assessing whether the group can control the operating policies through the group’s ability to appoint most directors to the board. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group until the date on which control ceases.

Use of Estimates

The preparation of the condensed consolidated interim financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term. All amounts are rounded to the nearest whole dollar upon presentation so certain sums or differences may reflect a rounding difference in some instances.

Examples of reported amounts that rely on significant estimates include revenue recognition, allowance for credit losses, assets acquired and liabilities assumed in business combinations, capitalization of software development costs, certain amounts relating to the accounting for income taxes, including valuation allowance, stock-based compensation expense, operating lease right-of-use assets and operating lease liabilities, and pension obligations. Significant estimates are also used in determining the recoverability and fair value of property and equipment, operating lease right-of-use assets, goodwill and intangible assets.

Foreign Currency Translation

The condensed consolidated interim financial statements are presented in U.S. dollars. The functional currency of the Company and its wholly owned subsidiaries, RX Angle, Inc. and Flat Iron Pharmacy, LLC, are the U.S. dollar. The functional currency of TMB Financial, S.A. DE D.V. and Knotion, S.A. DE C.V. are the Mexican Peso. The functional currency of 2345405 Ontario, Inc. is the Canadian dollar. Translation of functional currencies to reporting currencies for assets and liabilities is done using the exchange rates at each balance sheet date; revenue and expenses are translated at average rates prevailing during the reporting period or at the date of the transaction; shareholders’ equity is translated at historical rates. Adjustments resulting from translating the condensed consolidated interim financial statements into the U.S. dollar are recorded as a separate component of accumulated other comprehensive loss in the statement of changes in shareholders’ equity.

Risks and Uncertainties

The Company has a limited operating history. The Company’s business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company’s financial condition and the results of its operations. As of June 30, 2026, the Company is operating as a going concern. See Note 2 for additional information.

F-8

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of June 30, 2026 and December 31, 2025, the Company had $204,137 and $799,403 cash and cash equivalents, respectively.

Accounts Receivable

Accounts receivable are reported at amortized cost, net of the allowance for credit losses in the consolidated balance sheets. The allowance for credit losses is a valuation account that is deducted from the receivables’ amortized cost basis to present the net amount expected to be collected. Receivables are written off against the allowance when the Company determines the receivable balance to be uncollectible.

The Company maintains an allowance for credit losses, which represents an estimate of expected losses over the remaining contractual life of its receivables considering current market conditions and estimates for supportable forecasts when appropriate. The estimate is a result of the Company’s ongoing assessments and evaluations of collectability, historical loss experience, and future expectations in estimating credit losses in its receivable portfolio. Determination of the proper amount of allowances requires the Company to exercise judgment about the timing, frequency and severity of credit losses that could materially affect the provision for credit losses and, as a result, net loss.

Property, Equipment and Leased Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When property and equipment are retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation of the Company’s property and equipment is calculated using the following terms and methods:

Computer equipment	Straight-line	3.33 years
Investments in schools	Straight-line	3-4 years
Furniture and office equipment	Straight-line	10 years
Other property and equipment	Straight-line	5-10 years
Building	Straight-line	39 years
Computer equipment (under lease)	Straight-line	Lesser of the lease term or estimated useful life
Vehicles (under lease)	Straight-line	Lesser of the lease term or estimated useful life

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.

Intangibles

The Company has applied the provisions of ASC 350, Intangibles - goodwill and other, in accounting for its intangible assets. Intangible assets subject to amortization are amortized on a straight-line method over the useful life of the respective intangibles. The following useful lives are used in the calculation of amortization:

Digital platform	Straight-line	6.67 years
Customer relationships	Straight-line	4.89 years
Medical license	n/a	Indefinite-life

The Company periodically evaluates the reasonableness of the useful lives of these assets. Once these assets are fully amortized, they are removed from the accounts. These assets are reviewed for impairment or obsolescence when events or changes in circumstances indicate that the carrying amount may not be recoverable. If impaired, intangible assets are written down to fair value based on discounted cash flows or other valuation techniques.

F-9

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets acquired in a business combination. The Company conducts an annual assessment of its goodwill for impairment. If the carrying value of the reporting unit exceeds its fair value, then impairment has been incurred; accordingly, a charge to the Company’s operations results will be recognized during the period. Impairment losses on goodwill are not reversed. Fair value is generally determined using a discounted expected future cash flow analysis.

Business Combinations

A business combination is a transaction or other event in which control over one or more businesses is obtained. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or other economic benefits. A business consists of inputs and processes applied to those inputs that have the ability to create outputs that provide a return to the Company. A business need not include all of the inputs and processes that were used by the acquiree to produce outputs if the business can be integrated with the inputs and processes of the Company to continue to produce outputs. The Company considers several factors to determine whether the set of activities and assets is a business.

Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill. If the fair value of the net assets acquired exceeds the purchase consideration, the difference is recognized immediately as a gain in the consolidated statement of operations. Acquisition related costs are expensed during the period in which they are incurred, except for the cost of debt or equity instruments issued in relation to the acquisition which is included in the carrying amount of the related instrument. If the assets acquired are not a business, the transaction is accounted for as an asset acquisition.

Debt

The debt of the Company is carried at amortized cost which is comprised of the principal amount borrowed net of any unamortized discount and debt issuance costs. Discounts and issuance costs are presented as interest expense as the Company’s debt issuance costs are insignificant; accordingly, the carrying value of debt is not materially different from its amortized cost.

Debt is classified as short-term when the amounts of principal is contractually due within twelve months of the balance sheet date with the remainder classified as long-term.

Leases

The Company accounts for its leases under ASC 842, Leases. Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases, and are recorded on the consolidated balance sheet as both a right of use asset and a lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right of use asset results in straight-line rent expense over the lease term. Variable lease expenses are recorded when incurred.

In calculating the right of use asset and lease liability, the Company elects to combine lease and non-lease components. The Company excludes short-term leases having initial terms of 12 months or less as an accounting policy election, and recognizes rent expense on a straight-line basis over the lease term.

Inventory

Inventory primarily consists of over-the-counter medications, prescription drugs, health and beauty products, supplies, and general merchandise for resale located within the pharmacy storefront. Inventories are stated at the lower of cost or net realizable value. The Company evaluates the carrying value of inventory on a regular basis. Inventory is written down for estimated obsolescence or excess quantities based on assumptions about future demand and market conditions. Write-downs are recorded as a component of cost of goods sold in the period in which the loss occurs.

Fair Value Measurements

The Company follows guidance for accounting for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the condensed consolidated interim financial statements on a recurring basis. Additionally, the Company adopted guidance for fair value measurement related to nonfinancial items that are recognized and disclosed at fair value in the condensed consolidated interim financial statements on a nonrecurring basis. The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).

F-10

The three levels of the fair value hierarchy are as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

●	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

●	Level 3 inputs are unobservable inputs for the asset or liability. The carrying amounts of financial assets such as cash approximate their fair values because of the short maturity of these instruments.

Earnings (Loss) Per Share

Earnings (loss) per share and diluted earnings (loss) per share, which are the same as the date of issued financial statements, are based on shares issued and retrospectively adjusted for the forward stock split. The diluted earnings per common share calculation for the period ended June 30, 2026 and 2025 excluded the effect of 0 potential shares of common stock, because the actual conversion of the Company’s convertible notes were anti-dilutive.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

For the current period, the Company is taxed as a C corporation. The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of June 30, 2026, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company applies the principles of ASC 606, Revenue from Contracts with supplies and customers (“ASC 606”). Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps:

(i)	identify the contract(s) with a customer,
(ii)	identify the performance obligations in the contract,
(iii)	determine the transaction price,
(iv)	allocate the transaction price to the performance obligations in the contract and
(v)	recognize revenue when (or as) the entity satisfies a performance obligation.

At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

The Company and its subsidiaries have the following revenue streams which are recognized over a period of time:

F-11

Knotion Educational Model (SaaS)

Knotion’s main revenue stream is comprised of the licensing of its all-in-one educational solution, which provides schools with a comprehensive learning ecosystem through a licensed access to the company’s digital platform software. The Company delivers SaaS that provide customers with access to SaaS related support and updates during the term of the arrangement. The Company receives payments both upfront and over time as services are performed. Revenues are recognized over the contract term as the customer simultaneously receives and consumes the benefits of the license subscription service, as the service is made available by the Company.

Goods

From time to time, Knotion sells goods that are complimentary to the equipment provided under the Knotion Education Model contracts, such as iPad cases, to schools and students directly. Knotion also provides the sale of goods through contracted partners at a discount to the customer, with Knotion receiving a sale commission on any goods sold through this arrangement. Revenue for the sale of goods, and any related sales commotion, are recognized at the point in time that the customer receives the goods.

Pharmacy

The Company recognizes pharmacy revenue at the time it sells merchandise, provides services or dispenses prescription drugs to the customer. The Company estimates revenue based on expected reimbursements from third-party payors (e.g., pharmacy benefit managers, insurance companies and governmental agencies) for dispensing prescription drugs. The estimates are based on all available information including historical experience and are updated to estimates of actual reimbursement amounts.

The Company evaluates whether it acts as a principal or an agent in arrangements with third-party payors on a contract-by-contract basis. When the Company controls the specified goods or services before they are transferred to the customer, the Company recognizes revenue on a gross basis as a principal. When the Company does not control those goods or services before it is transferred to the customer, the Company recognizes revenue on a net basis as an agent.

Management Services

The Company provides management services to a professional medical practice in the State of Florida under a management services agreement. These services include management, administration, and other non-clinical and non-medical support services to medical groups including, without limitation, furnishing and consulting on necessary facilities, equipment, non-clinical staffing, inventory and supplies, financial services, and technology. Revenue is recognized over time as the services are performed because the medical practice simultaneously receives and consumes the benefits of the services.

The Company receives monthly management compensation, which may be adjusted to reflect increased costs incurred in providing the services. Interim management compensation is recognized as revenue as the services are provided and is adjusted, if necessary, upon completion of the contractual valuation process.

Deferred Revenue

Deferred revenue primarily consists of amounts that have been billed to or received from customers in advance of revenue recognition. The Company recognizes deferred revenue as revenues when the services are performed, and the corresponding revenue recognition criteria are met. Deferred revenue is reduced as services are provided and the revenue recognition criteria are met. Deferred revenue that is expected to be recognized as revenues during the succeeding twelve-month period are recorded in current liabilities as deferred revenue – current, and the remaining portion is recorded in long-term liabilities as deferred revenue – long-term. In general, the Company does not have deferred revenue that exceeds the twelve-month period as revenue under the SaaS revenue stream is received on an annual or monthly basis according to each school year.

Cost of Sales

Knotion Educational Model and Goods

Cost of sales primarily consists of the costs of branded products sold, depreciation of right-of-use assets, depreciation of property and equipment provided for use of the schools under their contracts, and amortization of the digital platform intangible asset.

F-12

Pharmacy

Cost of sales includes the purchase price of goods, freight costs, cash discounts, vendor allowances and supplier rebates. Cost of sales is derived based upon wholesaler invoices.

Advertising and Marketing Expenses

The Company expenses advertising and marketing costs as they are incurred. The amounts charged during the six months ended June 30, 2026 and 2025 were $183,240 and $304,579, respectively.

Organizational Costs

In accordance with ASC 720, Other Expenses, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Software Development Costs and Amortization

The Company applies the principles of ASC 985-20, Software-Costs of Software to be Sold, Leased, or Marketed (“ASC 985-20”) which applies to costs that are incurred when developing software that will be sold, leased, or otherwise marketed as a separate product or as part of a product or process. ASC 985-20 requires that software development costs be charged to research and development expenses until technological feasibility is established. With the Company’s current technology, the technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model.

The Company routinely evaluates both the technological feasibility and the estimate of development costs, payroll expense and data subscription expenses utilized in this calculation.

Once technological feasibility is established, software development costs that directly relate to the project should be capitalized until the product is available for general release. Prior to a product’s release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of research and development costs. Upon the product’s release, the company amortizes the capitalized costs over a period of 5-7 years based on the estimated economic life of the product.

Research and Development

The Company follows ASC 730, Research and Development, and expenses all research and development costs as incurred for which there is no alternative future use.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America in the name of the Manager, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

The Company’s subsidiaries maintain cash with major financial institutions located in Mexico, which are insured by Instituto para la Proteccion de Ahorro Bancario, which insures balances up to 3,000,000 Mexican Pesos.

Recent Accounting Pronouncements

There have been no other material changes in or additions to the recently issued accounting standards as previously reported in Note 2 to our Financial Statements for the year ended December 31, 2025 that affect or may affect our current financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

F-13

NOTE 4 – CASH AND SHARE EXCHANGE AGREEMENTS

TMB / Knotion

On August 8, 2024, the Company entered into a Cash and Share Exchange Agreement (the “Agreement”) with the shareholders of TMB Financial, S.A. DE C.V. (“TMB”), an investment company that holds 99.99% of Knotion, S.A. DE C.V. (“Knotion”), a leading education technology company which operates a SaaS platform for digital learning. Pursuant to the Agreement, the Company acquired 100% of the issued and outstanding common shares of TMB for consideration of $100,000,000 (“Purchase Price”), which will be paid by way of a $10,000,000 cash payment no later than 60 days after the listing of the Company’s shares on the Nasdaq stock market (the “Listing”), $40,000,000 in cash paid in $10,000,000 quarterly installments immediately following the first payment, and $50,000,000 paid through the issuance of 6,250,000 Class A commons stock of the Company (the “Transaction”). At any time, TMB shareholders, at their sole and absolute discretion, may instruct the Company to cancel 3,125,000 Class A common stock and provide $25,000,000 in cash in three additional quarterly installments immediately following the last quarterly payment above. At any time after the Listing, TMB shareholders, at their sole and absolute discretion, may request the Company to pay any of the remaining cash payments through the issuance of Class A Common Stock at a price of $8 per share. If the Company fails to pay the Purchase Price when due, TMB shareholders will have the option to: (i) terminate the agreement, get back ownership of all TMB and Knotion shares transferred to the Company, and return any cash or shares received as part of the Purchase Price; or (ii) terminate the agreement, leave the Company the ownership of an amount of TMB and Knotion shares that is proportional to the amount actually paid by the Company on account of Purchase Price on a fully diluted basis, considering a valuation of $100,000,000.

The Company obtained control of TMB and Knotion on August 8, 2024, which is the date that TMB transferred and assigned full ownership of all its issued and outstanding shares to the Company. The Company issued 6,250,000 Class A commons stock to TMB shareholders on September 10, 2024.

The Company’s acquisition of TMB and Knotion was accounted for as a business combination following ASC 805. The acquisition date was determined to be August 8, 2024, being the date the Company obtained control of TMB and Knotion. The Company has allocated the consideration paid in the acquisition of TMB and Knotion based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company measured the fair value of the Purchase Price at $75,000,000 based on the cash payments of $50,000,000 and the fair value of 6,250,000 Class A commons stock issued of $25,000,000. The Company determined the fair value of the 6,250,000 Class A commons stock issued at $4 per share based on the most recent equity financing received from investors of the Company prior to the acquisition. The Company estimated the fair values of the assets acquired and liabilities taken at the acquisition date in accordance with ASC 820, Fair Value Measurement. Goodwill is recognized if the consideration transferred exceeds the acquired assets less liabilities assumed.

The following represents the allocation of the consideration paid to the fair value of the net assets acquired:

Fair value of consideration paid:

Cash consideration	$50,000,000
6,250,000 Class A common stock issued	25,000,000

Total consideration paid	$75,000,000

Fair value of TMB and Knotion’s assets acquired and liabilities assumed:

Cash and cash equivalents	$1,711,702
Accounts receivable	2,093,650
Other current assets	23,666
Investments in private companies	1,765,274
Right-of-use assets – finance	2,226,751
Right-of-use assets – operating	235,878
Property and equipment – computer equipment	67,160
Property and equipment – furniture and office equipment	43,235
Property and equipment – investment in schools	258,183
Intangible asset – digital platform	23,119,947
Intangible asset – customer relationships	2,603,538
Goodwill	67,145,704

Total assets acquired	$101,294,688

Accounts payable and accrued liabilities	$(1,109,126)
Short-term debt	(6,271,264)
Lease liabilities – finance	(2,226,751)
Lease liabilities – operating	(235,878)
Long-term debt	(13,789,799)
Deferred revenue	(2,661,870)

Total liabilities assumed	$(26,294,688)

Net assets acquired	$75,000,000

F-14

The goodwill arising from the acquisition of $67,145,704 is mainly attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition in the strategic shift towards healthcare technology while maintaining core education technology operations.

The Company reviews the carrying value of goodwill for impairment on an annual basis, or more frequently if there are any impairment indicators. On December 31, 2025, the Company used the income approach to estimate the value of the reporting unit based on projections of future cash flows and determined that the fair value of the reporting unit was less than its carrying value. As a result, the Company recognized goodwill impairment of $29,228,334 during the year ended December 31, 2025 (Note 15). During the six months ended June 30, 2026, the Company did not test for impairment as there were no impairment identified.

The results of operations of TMB and Knotion have been included in the condensed consolidated interim financial statements since the acquisition date of August 8, 2024. As of June 30, 2026, the Company owed $49,248,249 cash consideration to the former shareholders of TMB (December 31, 2025 - $49,248,249).

On July 21, 2026, the Company received a notice from certain counterparties asserting termination of the Cash and Share Exchange Agreement pursuant to which the Company acquired TMB Financial and Knotion. On July 31, 2026, the Company’s Board of Directors determined not to object to the asserted termination and authorized an orderly unwind of the transaction. The Company has delivered a proposed termination agreement to the counterparties and is awaiting their response. No definitive agreement implementing the unwind has been executed as of the current date.

405 Ontario / RX Angle / Flat Iron

On October 7, 2024, Doc.com Inc. (the “Company”) entered into a Share Exchange Agreement with 2345405 Ontario, Inc. (“405 Ontario”) and 405 Ontario’s equity holder (“Aaron Trager”), whereby the Company will acquire 100% of the issued and outstanding shares of 405 Ontario, thereby acquiring 405 Ontario and its wholly-owned subsidiary, RX Angle, Inc. (“RX Angle”) and its wholly owned subsidiary, Flat Iron Pharmacy, LLC (“Flat Iron”). The equity holder (Aaron Trager) is the sole shareholder of 405 Ontario. Flat Iron is a disregarded LLC, and thus its operations are consolidated into and accounted for under RX Angle.

As consideration for the acquisition of 405 Ontario, RX Angle, and Flat Iron Pharmacy, the Company agreed to pay a Purchase Price of $1,475,000 USD cash payment (“Cash Payment”) within 60 calendar days after the listing of the Company’s shares on the Nasdaq (the “Listing”), $250,000 USD which shall be paid through the issuance of 31,250 common shares upon closing at a value of $8 per share. The Cash Payment includes $150,000 of working capital which will be left in the business accounts, and $75,000 of inventory.

The Company also agreed to exclude certain assets from the agreement, transferring ownership of the assets from 405 Ontario to the equity holder (“Excluded Assets”). The Excluded Assets include all cash in the business, less the $150,000 which shall remain in the company for working capital, insurance policies and proceeds of such policies, investments in third party companies, any asset held in a brokerage account, and any payables less receivables received up to the close of business on November 27, 2024. Any amounts due to the equity holder or related parties to the equity holder, from the equity holder taking income on his personal return for which the cash has not yet been received, shall be payable to the equity holder after the closing of the Share Exchange Agreement.

F-15

The Company obtained control of 405 Ontario, RX Angle, and Flat Iron on October 7, 2024, which is the date that the equity holder transferred and assigned full ownership of all the issued and outstanding shares of 405 Ontario to the Company. The Company issued 31,250 Class A common stock to 405 Ontario on October 7, 2024, which will be subsequently transferred to the equity holder.

The Company’s acquisition of 405 Ontario, RX Angle, and Flat Iron was accounted for as a business combination following ASC 805. The acquisition date was determined to be October 7, 2024, being the date the Company obtained control of 405 Ontario, RX Angle, and Flat Iron. The Company has allocated the consideration paid in the acquisition of 405 Ontario, RX Angle, and Flat Iron based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company measured the fair value of the Purchase Price at $1,600,000 based on the cash payments of $1,475,000 and the fair value of 31,250 Class A commons stock issued of $125,000. The Company determined the fair value of the 31,250 Class A commons stock issued at $4 per share based on the most recent equity financing received from investors of the Company prior to the acquisition. The Company estimated the fair values of the assets acquired and liabilities taken at the acquisition date in accordance with ASC 820, Fair Value Measurement. Goodwill is recognized if the consideration transferred exceeds the acquired assets less liabilities assumed.

The following represents the allocation of the consideration paid to the fair value of the net assets acquired:

Fair value of consideration paid:

Cash consideration	$1,475,000
31,250 Class A common stock issued	125,000

Total consideration paid	$1,600,000

Fair value of 405 Ontario, RX Angle, and Flat Iron’s assets acquired and liabilities assumed:

Cash and cash equivalents	$110,604
Accounts receivable	142,995
Inventory	75,000
Property and equipment – computer equipment	410
Property and equipment – other property and equipment	21,828
Intangible assets – medical license	942,664
Goodwill	517,614

Total assets acquired	$1,811,115

Accounts payable and accrued liabilities	$(150,561)
Due to related parties	(60,554)

Total liabilities assumed	$(211,115)

Net assets acquired	$1,600,000

The goodwill arising from the acquisition of $517,614 is mainly attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition in growing the customer base of the pharmacy through the company’s telehealth services.

The Company reviews the carrying value of goodwill for impairment on an annual basis, or more frequently if there are any impairment indicators. On December 31, 2025, the Company used the income approach to estimate the value of the reporting unit based on projections of future cash flows and determined that the fair value of the reporting unit was less than its carrying value. As a result, the Company recognized goodwill impairment of $517,614 for the year ended December 31, 2025 (Note 15). During the six months ended June 30, 2026, the Company did not test for impairment as there were no impairment identified.

The results of operations of 405 Ontario, RX Angle, and Flat Iron have been included in the condensed consolidated interim financial statements since the acquisition date of October 7, 2024. As of June 30, 2026, the Company owed $205,000 of cash consideration to the former equity holder of 405 Ontario (December 31, 2025 - $225,000).

On July 17, 2025, the former equity holder of 405 Ontario joined the Company as Head of Pharmacy.

F-16

NOTE 5 – REVENUE AND DEFERRED REVENUE

Revenue

The following table summarizes revenue by type of services for the periods presented:

	June 30, 2026	June 30, 2025
Knotion Educational Model (SaaS)	$11,517,418	$8,775,894
Goods	111,146	146,699
Other	125,981	53,369
Pharmacy	829,105	950,230
Management Services	500,000	–
	$13,083,650	$9,926,192

Deferred Revenue

Details of the Company’s deferred revenue for the periods presented are as follows:

Balance at December 31, 2024	$8,835,254
New deferrals, net of amounts recognized in the current period	2,532,995
Effects of foreign currency	776,785
Balance at December 31, 2025	$12,145,034
New deferrals, net of amounts recognized in the current period	(7,092,311)
Effects of foreign currency	362,558
Balance at June 30, 2026	$5,415,281

NOTE 6 – GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses consist of the following:

	June 30, 2026	June 30, 2025
Accounting	$181,914	$57,278
Advertising and marketing	183,240	304,579
Consulting	122,455	183,003
Contractors	1,290,310	788,715
Foreign exchange loss	39,992	333,369
Legal	433,475	39,020
Office and other	3,362,119	2,882,848
Operating lease costs	93,649	55,561
Research and development	–	113,052
Software licenses	1,322,480	1,702,476
Travel	439,422	35,170
	$7,469,056	$6,495,071

NOTE 7 – EMPLOYEE AND OFFICER-RELATED COSTS

Employee and officer-related costs consist of the following:

	June 30, 2026	June 30, 2025
Officers and directors’ compensation	$1,560,562	$9,496,135
Salaries and wages	2,207,233	1,601,790
	$3,767,795	$11,097,925

F-17

NOTE 8 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	June 30, 2026	December 31, 2025
Cash	$204,137	$587,246
Short term investments	–	212,157
	$204,137	$799,403

NOTE 9 – ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	June 30, 2026	December 31, 2025
Trade receivables	$1,799,768	$2,543,876
Other receivables	1,463,206	992,479
Allowance for credit losses	(1,639,414)	(1,589,724)
Accounts receivable, net	$1,623,560	$1,946,631

Changes in the allowance for credit losses were as follows:

	June 30, 2026	December 31, 2025
Balance, beginning of period	$1,589,724	$644,739
Provision for credit losses	–	775,539
Foreign exchange effects	49,690	169,446
Balance, end of period	$1,639,414	$1,589,724

NOTE 10 – PREPAID EXPENSES

Prepaid expenses consist of the following:

	June 30, 2026	December 31, 2025
Software license	$219,756	$893,211
Insurance	106,694	217,541
Board advisory service	231,050	313,698
Consulting	–	8,000
Office and other	19,440	45,217
	$576,940	$1,477,667

NOTE 11 – INVESTMENTS IN PRIVATE COMPANIES

Investments in private companies consist of the following:

	June 30, 2026	December 31, 2025
Staff de Respaldo Integral, S.A. DE C.V	$1,853,959	$1,797,767
Knotion Group, S.A. DE C.V	5,728	5,554
Knotion Marks, S.A. DE C.V	2,864	2,777
FlashGas.com Inc.	80,500	40,500
	$1,943,051	$1,846,598

F-18

Investments in Private Companies Acquired in a Business Combination – Fair Value Measurement

In connection with a business combination completed during the period, the Company recognized identifiable investments in private companies recorded at its respective acquisition-date fair value.

The fair values of these investments were determined using valuation techniques. The valuation required significant management judgment and the use of estimates and assumptions, including replacement cost estimates. The Company engaged an independent third-party valuation specialist to assist in determining these fair values. These measurements involve significant unobservable inputs and are classified as Level 3 within the fair value hierarchy.

The Company has elected to apply the measurement alternative under ASC 321, Investments—Equity Securities (ASC 321-10-35-2) for investments in private companies that do not have readily determinable fair values. These investments are measured at cost, less impairment, adjusted for observable price changes in orderly transactions for identical or similar investments of the same issuer. The Company reviews the carrying value of these investments for impairment on an annual basis, or more frequently if there are any impairment indicators. During the six months ended June 30, 2026, the Company did not test for impairment as there were no impairment indicators identified.

NOTE 12 – CAPITAL ADVANCE

On January 15, 2025, the CEO and President of the Company entered into a Domain Name Purchase and Sale Agreement for the acquisition of the domain name Doc.com. As of June 30, 2026, the Company had advanced $3.10 million to the seller. The total contractual purchase price is $4.85 million, payable in five installments, comprising an initial installment of $1.17 million followed by four equal installments of $920,000 each. The advance represents partial consideration paid toward the acquisition of the domain name and is not interest-bearing.

Under the terms of the agreement, the Company has the right to continue using the domain name pursuant to an existing license arrangement during the installment period. Legal ownership and registration of the domain name will transfer to the Company within seven days after payment of the fifth and final installment.

The Company has classified the $3.01 million as an advance for acquisition of an intangible asset within non-current assets, as legal title has not yet transferred as of the reporting date.

Management has evaluated the recoverability of the advance and determined that the amount is fully recoverable based on the contractual rights established under the purchase agreement, the seller’s representations and warranties regarding ownership of the domain name, the Company’s continuing rights to use the domain name under the agreement, and management’s intention and ability to complete the remaining installment payments. Accordingly, no impairment allowance or expected credit loss has been recognized as of the reporting date.

There have been no significant amendments, disputes, defaults, or other events affecting the Company’s rights under the agreement. Management will continue to monitor compliance with the agreement and assess the recoverability of the advance until legal ownership of the domain name is transferred. The remaining contractual commitment under the agreement is $1.84 million.

NOTE 13 – OTHER CURRENT ASSETS

Other current assets consist of the following:

	June 30, 2026	December 31, 2025
Assets from contracts	$238,325	$103,529
	$238,325	$103,529

F-19

NOTE 14 – PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using the straight-line method, over the estimated useful lives of the related assets.

At June 30, 2026, property and equipment consisted of:

	Computer equipment	Investments in schools	Furniture and office equipment	Building and property	Total
Cost
December 31, 2025	$142,970	$357,082	$71,966	$32,770	$604,788
Additions	5,565	7,963	–	–	13,528
Foreign exchange	4,433	11,160	2,250	–	17,843
June 30, 2026	$152,968	$376,205	$74,216	$32,770	$636,159

Accumulated depreciation
December 31, 2025	$61,416	$172,042	$26,026	$3,689	$263,173
Depreciation	22,645	73,429	5,351	1,050	102,475
Foreign exchange	1,870	5,477	821	–	8,168
June 30, 2026	$85,931	$250,948	$32,198	$4,739	$373,816

Net book value
December 31, 2025	$81,554	$185,040	$45,940	$29,081	$341,615
June 30, 2026	$67,037	$125,257	$42,018	$28,031	$262,343

NOTE 15 – INTANGIBLE ASSETS, GOODWILL AND IMPAIRMENT

Intangible assets

The Company has applied the provisions of ASC 985, Software, in accounting for its intangible assets. Intangible assets subject to amortization are amortized on a straight-line method on the basis over the useful life of the respective intangibles. The following useful lives are used in the calculation of amortization:

Digital platform – 6.67 years from capitalization.

Customer relationships – 4.89 years from capitalization.

At June 30, 2026, intangible assets consisted of the following:

	Digital Platform	Customer Relationships	Medical License	Total
Gross carrying amount
December 31, 2025	$23,804,352	$2,603,538	$453,542	$26,861,432
Foreign exchange	379,229	–	–	379,229
June 30, 2026	$24,183,581	$2,603,538	$453,542	$27,240,661

Accumulated amortization
December 31, 2025	$4,886,578	$744,027	$–	$5,630,605
Amortization	1,829,345	264,079	–	2,093,424
Foreign exchange	76,515	–	–	76,515
June 30, 2026	$6,792,438	$1,008,106	$–	$7,800,544

Net book value
December 31, 2025	$18,917,774	$1,859,511	$453,542	$21,230,827
June 30, 2026	$17,391,143	$1,595,432	$453,542	$19,440,117

F-20

Future amortization expense is estimated to be as follows for each of the three following years and thereafter ending December 31:

	Digital Platform	Customer Relationships	Total

2026	$1,745,269	$268,456	$2,013,725
2027	3,490,539	532,535	4,023,074
2028	3,490,539	532,535	4,023,074
Thereafter	8,664,796	261,906	8,926,702

	$17,391,143	$1,595,432	$18,986,575

During the six months ended June 30, 2026, the Company included Digital Platform amortization of $1,829,345 in cost of sales (2025 - $1,500,485).

Intangible Assets Acquired in a Business Combination – Fair Value Measurement

In connection with a business combination completed during the period, the Company recognized identifiable intangible assets consisting of a digital platform, customer relationships, and a medical license, each recorded at its respective acquisition-date fair value.

The fair values of these intangible assets were determined using valuation techniques. The valuation required significant management judgment and the use of estimates and assumptions, including projected revenues, customer attrition rates, discount rates, and estimated economic lives. The Company engaged an independent third-party valuation specialist to assist in determining these fair values. These measurements involve significant unobservable inputs and are classified as Level 3 within the fair value hierarchy. Based on the independent third-party valuation, the Company recognized impairment loss of $489,122 during the year ended December 31, 2025.

Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives. The medical license has been classified as an indefinite-lived intangible asset and, accordingly, is not amortized but is tested for impairment at least annually, or more frequently if events or changes in circumstances indicate potential impairment.

During the six months ended June 30, 2026, the Company had not identified circumstances which would call for evaluation of intangible asset impairment.

Goodwill

The table below summarizes the changes in the carrying amount of goodwill:

Goodwill

Balance, December 31, 2023	$–

Acquired – TMB/Knotion (Note 4)	67,145,704
Acquired – 405 Ontario/RX Angle/Flat Iron (Note 4)	517,614
Impairments	–

Balance, December 31, 2024	$67,663,318

Gross carrying amount	67,663,318
Impairments	(29,745,948)

Balance at December 31, 2025 and June 30, 2026	$37,917,370

F-21

Impairment of goodwill and intangible assets

ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. In addition, ASC 350 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units; assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions or the occurrence of one or more confirming events in future periods could cause the actual results or outcomes to materially differ from such estimates and could also affect the determination of fair value and/or goodwill impairment at future reporting dates.

The Company assesses the carrying value of goodwill, indefinite-lived intangible assets and intangible assets with definite lives, such as the Digital platform, for potential impairment annually as of December 31, or more frequently if events or changes in circumstances indicate such assets might be impaired.

When assessing goodwill for impairment the Company elects to first perform a qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. If we do not perform a qualitative assessment, or if the qualitative assessment indicates it is more likely than not that the fair value of the reporting units, is less than its carrying amount, the Company performs a quantitative test. The Company recognizes an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized would not exceed the total amount of goodwill allocated to that reporting unit. The Company estimates fair value using the income approach, to estimate the future undiscounted cash flows (excluding interest charges) from the use and ultimate disposition of the assets.

For the year ended December 31, 2025, the Company elected to bypass the optional qualitative assessment and performed the quantitative goodwill impairment test directly in accordance with ASC 350-20-35-3B. To conduct the impairment test of goodwill, the estimated fair value of the TMB/Knotion reporting unit and 405 Ontario/RX Angle/Flat Iron reporting unit was compared to the carrying values. The result of the impairment test indicated that the estimated fair value of the reporting units was less than the carrying values. As a result, the Company recorded goodwill impairment loss of $29,745,948 during the year ended December 31, 2025.

During the six months ended June 30, 2026, the Company had not identified circumstances which would call for evaluation of goodwill impairment.

NOTE 16 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following:

	June 30, 2026	December 31, 2025
Trade accounts payable	$4,078,708	$1,620,747
Accrued taxes payable	454,675	721,536
Accrued expenses	300,989	80,828
Payroll liabilities	15,991	10,811
Accounts payable and accrued liabilities	$4,850,363	$2,433,922

NOTE 17 – DEBT

The Company’s short-term debt consists of the following:

	June 30, 2026	December 31, 2025
BanCoppel credit facility at TIIE plus 3.0% maturing August 2026	$5,098,619	$1,110,800
Banorte credit facility at TIIE plus 2.7% maturing December 2026	2,520,144	3,887,800
BanRegio credit facility at TIIE plus 3.0% maturing March 2027	1,521,905	1,110,800
Total short-term debt	$9,140,668	$6,109,400

F-22

On September 30, 2023, Knotion entered into a secured credit agreement with BanCoppel, S.A. (“BanCoppel”) for a loan commitment of 20 million Mexican Pesos which may be borrowed on a revolving basis. Outstanding loans accrue interest at a rate equal to The Interbank Equilibrium Interest (“TIIE”) rate plus 3.0%. The secured credit agreement will mature on August 30, 2026 and contains covenants and defaults that the Company believes are customary for transactions of this type.

On December 1, 2023, Knotion entered into a secured credit agreement with Banco Mercantil del Norte. (“Banorte”) for a loan commitment of 70 million Mexican Pesos which may be borrowed on a revolving basis. Outstanding loans accrue interest at a rate equal to TIIE rate plus 2.7%. The secured credit agreement will mature on December 1, 2026 and contains covenants and defaults that the Company believes are customary for transactions of this type.

On March 31, 2024, Knotion entered into a secured credit agreement with Banco Regional S.A. (“BanRegio”) for a loan commitment of 20 million Mexican Pesos which may be borrowed on a revolving basis. Outstanding loans accrue interest at a rate equal to TIIE rate plus 3.0%. The secured credit agreement will mature on March 31, 2027 and contains covenants and defaults that the Company believes are customary for transactions of this type.

The Company’s long-term debt consists of the following:

	June 30, 2026	December 31, 2025
Banorte credit facility at TIIE plus 2.4% maturing August 2030	$2,687,697	$2,606,538
Banorte credit facility at TIIE plus 2.4% maturing August 2031	1,669,500	1,618,594
BanCoppel credit facility at TIIE plus 2.7% maturing August 2032	4,254,789	6,223,718
	8,611,986	10,448,850
Less: current maturities of long-term debt	(2,152,996)	(2,087,740)
Total long-term debt, less current maturities	$6,458,990	$8,361,110

On September 1, 2023, Knotion entered into a secured credit agreement with Banorte for a loan commitment of 82 million Mexican Pesos which may be borrowed on a revolving basis. Outstanding loans accrue interest at a rate equal to TIIE rate plus 2.4%. The secured credit agreement will mature on August 30, 2030 and contains covenants and defaults that the Company believes are customary for transactions of this type.

On September 1, 2023, Knotion entered into a secured credit agreement with Banorte for a loan commitment of 51 million Mexican Pesos which may be borrowed on a revolving basis. Outstanding loans accrue interest at a rate equal to TIIE rate plus 2.4%. The secured credit agreement will mature on August 30, 2031 and contains covenants and defaults that the Company believes are customary for transactions of this type.

On September 1, 2023, Knotion entered into a secured credit agreement with BanCoppel for a loan commitment of 130 million Mexican Pesos which may be borrowed on a revolving basis. Outstanding loans accrue interest at a rate equal to TIIE rate plus 2.7%. The secured credit agreement will mature on August 30, 2032 and contains covenants and defaults that the Company believes are customary for transactions of this type.

As of June 30, 2026, Knotion is in compliance with the covenants under all of its credit agreements.

The future principal payments for the Company’s long-term debt as of June 30, 2026 is as follows:

2026	$2,152,996
2027	2,152,996
2028	2,127,398
2029	1,089,298
2030	1,089,298
$8,611,986

Subsequent to June 30, 2026, the Company accepted the formal written notice dated July 21, 2026 terminating the Cash and Share Exchange Agreement. As a result of the termination, the Company expects to deconsolidate TMB and Knotion in a subsequent reporting period. Upon deconsolidation, the Company will derecognize the assets and liabilities of TMB and Knotion from its consolidated financial statements. Knotion’s debt obligations presented above will remain obligations of Knotion following deconsolidation and will no longer be presented as liabilities of the Company in its consolidated financial statements.

F-23

NOTE 18 – LEASES

The Company accounts for leases under ASC 842, Leases, which establishes a right-of-use (“ROU”) model that requires a lessee to record an ROU asset and a lease liability, measured on a discounted basis, on the balance sheet for all leases with terms longer than 12 months. The Company also elected to keep all leases with an initial term of 12 months or less off the balance sheet.

The Company did not have any leases until the acquisition of TMB and Knotion during the year ended December 31, 2024. The acquisition resulted in the addition of $2,226,751 of finance lease assets and liabilities and $235,878 of operating lease assets and liabilities.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the ROU asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the ROU asset result in straight-line rent expense over the lease term. For finance leases, interest on the lease liability and the amortization of the ROU asset results in front-loaded expense over the lease term. ROU assets and liabilities are recognized at the commencement date of the lease based on the present value of lease payments over the lease term. Certain leases also include options to purchase the leased asset. The depreciable life of these assets are limited by the expected lease term, unless there is a transfer of title purchase option reasonably certain of exercise.

At June 30, 2026, the weighted average remaining lease term was 1.44 years for finance leases and 2.58 for operating leases. The weighted average discount rate associated with finance and operating leases was 15%.

The components of lease expenses were as follows:

	June 30, 2026	June 30, 2025
Finance lease cost:
Depreciation of right-of-use assets included in cost of sales	$777,125	$511,159
Interest on lease liabilities	179,686	159,401

Total finance lease cost	$956,811	$670,560
Total operating lease cost	$93,649	$55,561
Total lease costs	$1,050,460	$726,121

The following table provides supplemental cash flow and other information related to leases:

	June 30, 2026	June 30, 2025
Cash paid for amounts included in the measurement of lease liabilities:
Financing cash flows from finance leases (including finance lease interest)	$973,119	$680,716
Operating cash flows from finance leases	–	–
Operating cash flows from operating leases	65,323	58,875

Lease liabilities arising from new right-of-use assets:
Finance leases	$182,036	$1,015,051
Operating leases	$397,212	$–

Supplemental balance sheet information related to lease assets as of June 30, 2026 are as below:

Net carrying value of finance lease assets at December 31, 2025	$2,155,172
Additions	182,036
Depreciation for the six months ended June 30, 2026	(777,125)
Foreign exchange	66,303

Net carrying value of finance lease assets at June 30, 2026	$1,626,386
Net carrying value of operating lease assets at December 31, 2025	$321,774
Additions	397,212
Depreciation for the six months ended June 30, 2026	(63,768)
Foreign exchange	9,970

Net carrying value of operating lease assets at June 30, 2026	$665,188

F-24

Future minimum lease payments related to lease obligations are as follows:

	Finance Leases	Operating Leases	Total
2026	$772,577	$136,289	$908,866
2027	1,055,505	312,975	1,368,480
Thereafter	442,086	362,929	805,015

Total minimum lease payments	2,270,168	812,193	3,082,361

Less: amount of lease payments representing effects of discounting	(285,768)	(147,005)	(432,773)

Present value of future minimum lease payments	$1,984,400	$665,188	$2,649,588

Less: current obligations under leases	$(1,174,729)	$(234,745)	$(1,409,474)

Lease liabilities, net of current portion	$809,671	$430,443	$1,240,114

NOTE 19 – SOFTWARE DEVELOPMENT COSTS

In accordance with ASC 985-20 (Note 3), until technical feasibility is reached, the Company expenses all of its software development costs (“SDCs”). Once technical feasibility is reached, the Company will capitalize SDCs as incurred. Once the product is released, the Company will amortize the capitalized SDCs over their estimated useful life. The useful life of the internally developed software is estimated to be a period of 6.67 years. Doc.com has not met technological feasibility yet, and all costs have been expensed as research and development. Knotion has reached technological feasibility with its digital platform relating to the Knotion All-in-One Solution SaaS (Note 15).

The Company monitors the carrying value of the SDCs for impairment. As of June 30, 2026 the Company has not recognized impairment on the digital platform.

NOTE 20 – SHAREHOLDERS’ EQUITY

Common Stock

The Company has 3 classes of Common Stock; Class A, Class B and Class C.

The Company has authorized 800,000,000 shares of Class A Common Stock (par value $.000001). The Company has 189,949,992, and 187,063,629 Class A Common Stock outstanding as of June 30, 2026 and December 31, 2025, respectively. Each Class A Common Stock is entitled to 1 vote per share.

The Company has authorized 50,000,000 shares of Class B Common Stock (par value $.000001). The Company has 15,000,000 Class B Common Stock outstanding as of June 30, 2026 and December 31, 2025. Each Class B Common Stock is entitled to 20 votes per share.

The Company has authorized 75,000,000 Class C Common Stock (par value $.000001). The Company has not issued any Class C Common Stock as of June 30, 2026 and December 31, 2025. Shares of Class C Common Stock have no voting power.

During the six months ended June 30, 2025:

The Company converted convertible debentures consisting of $715,504 principal and $241,519 accrued interest into 1,273,014 shares of Class A Common Stock.

F-25

The Company issued 16,875 shares of Class A Common Stock with a fair value of $67,500 pursuant to a marketing agreement of which 13,125 shares were included in shares issuable as at December 31, 2024. As of June 30, 2025, the Company recorded $15,000 advertising and marketing expense on the statement of operations and comprehensive income (loss).

The Company issued 3,250 shares of Class A Common Stock at $4 per share under Regulation S for proceeds of $13,000 of which $8,000 was received during the six months ended June 30, 2025 and $5,000 was received during the year ended December 31, 2024.

As of June 30, 2025, the Company had received $7,488,328 for subscriptions of 2,500,000 units at $4 per unit with each unit consisting of one common share of Class A Common Stock and one warrant. Each warrant is exercisable at $8 per share and expires five years from the date of issuance. The Company issued 2,500,000 shares of Class A Common Stock on January 6, 2026. As of the current date, the related warrants have not yet been issued.

As of June 30, 2025, the Company had 2,200,000 shares issuable with a fair value of $8,800,000 for officers, 195,719 shares issuable with a fair value of $778,676 for board advisory services, and 7,500 shares issuable with a fair value of $30,000 for independent directors.

During the six months ended June 30, 2026:

The Company issued 10,313 shares of Class A Common Stock with a fair value of $41,252 pursuant to a marketing agreement of which 7,735 shares were included in shares issuable as of December 31, 2025. During the six months ended June 30, 2026, the Company recorded $10,313 advertising and marketing expense on the statements of operations and comprehensive income (loss).

The Company issued 376,050 shares of Class A Common Stock at $8 per share under Regulation S for proceeds of $3,008,400 received during the six months ended June 30, 2026.

The Company issued 2,500,000 shares of Class A Common Stock for proceeds of $10,000,000 received during the year ended December 31, 2025 for subscriptions of 2,500,000 units at $4 per unit with each unit consisting of one common share of Class A Common Stock and one warrant. Each warrant is exercisable at $8 per share and expires five years from the date of issuance. As of the current date, the related warrants have not yet been issued.

As of June 30, 2026, the Company had received $2,113,450 for subscriptions of 437,500 units at $8 per unit with each unit consisting of one common share of Class A Common Stock and one warrant. Each warrant is exercisable at $8 per share and expires five years from the date of issuance. As of September 28, 2026, the shares and warrants have not yet been issued.

As of June 30, 2026, the Company had 2,308,000 shares issuable with a fair value of $9,232,000 for officers, 773,264 shares issuable with a fair value of $3,184,019 for board advisory services, and 22,500 shares issuable with a fair value of $90,000 for independent directors. Subsequent to June 30, 2026, the commitment was reduced by 2,200,000 shares following the termination of the acquisition of TMB Financial and Knotion, resulting in a remaining commitment to issue 903,764, subject to Board approval.

Preferred Stock

The Company has 75,000,000 shares of Preferred Stock authorized, as of the date of these statements. As of June 30, 2026, there are no shares of Preferred Stock issued or outstanding. The Company’s Board of Directors have not yet authorized the rights and privileges of the Preferred Stock.

F-26

NOTE 21 – RELATED PARTY TRANSACTIONS AND BALANCES

All transactions with related parties have occurred in the normal course of operations and are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

a)	Key management compensation and related party transactions

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel were as follows:

	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
Management fees	$1,530,562	$666,135
Director fees	30,000	–
Stock compensation	–	8,800,000
	$1,560,562	$9,466,135

The following table provides a summary of compensation with its executive officers:

Name and Position	Salary		Accrued Bonus Payable - June 30, 2026	Signing Bonus - Shares*	Signing Bonus -Restricted Stock Units (RSUs)**	Stock Options and RSU Awards ***
	2026	2025
Charles Nader, Chief Executive Officer	$185,730	$213,672	–	–	–	–
Noel Trainor, Chief Operating Officer	$112,365	$121,360	$172,122	500,000	–	4,000,000
Hernan Ramirez, Chief Technology Officer	$102,212	$96,354	$172,122	500,000	–	2,000,000
Noemi Trainor, Chief Innovation Officer	$110,778	$104,378	$172,122	500,000	–	4,000,000
Ignacio Valencia, Chief Business Development Officer	$126,514	$119,121	$172,122	500,000	–	2,000,000
Neil Kleinman, Head of Banking	$62,500	$11,250	–	–	5,000	400,000
Alejandro Ulloa, Chief Financial Officer	$232,717	–	–	200,000	–	2,000,000
Itzel Ocampo, MD, Chief Science Officer	$232,717	–	–	–	200,000	2,000,000
Daniel Fraser, Blockchain Deployment Director	$100,000	–	–	–	15,000	–
Aaron Trager, Head of Pharmacy	$102,529	–	$131,233	108,000	–	1,656,250
Rocio Nader, Chief Legal Director	$50,000	–	–	–	–	1,000,000
Lesly Kernisant, Medical Director US	–	–	–	–	50,000	1,250,000
Jamie Freed, Chief Marketing Officer	$112,500	–	–	–	–	–

* The officers are eligible to receive a one-time signup bonus in shares. As of September 28, 2026, the Company has not yet issued the shares.

F-27

** Subject to prior approval of the Board of Directors, the officers are eligible to receive a one-time signing bonus in RSUs in accordance with the Company’s Equity Plan. The RSUs shall be settled upon the occurrence of a public offering, direct listing, or other public market listing of the Company (including, without limitation, a listing on Nasdaq or any other recognized national securities exchange), as determined by the Board of Directors in its sole discretion. As of September 28, 2026, the Company has not approved the grant of the RSUs.

*** Subject to prior approval of the Board of Directors, the officers are eligible to receive stock options and RSU awards in accordance with the Company’s Equity Plan. As of September 28, 2026, the Company has not approved the grant of the stock options and RSUs.

The Company has also entered into an equity award agreement with Jamie Freed, Chief Marketing Officer and Director, under which he was granted 8,000,000 RSUs. The RSUs vest in equal quarterly installments over a three-year period commencing on the effective date of the Company’s listing on a national securities exchange, subject to his continued service with the Company.

b)	Amounts due to related parties

In the normal course of operations, the company shares certain administrative resources with companies related by common management and directors. The administrative resources and services, which were provided in the normal course of operations, were measured at the exchange. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. The following table summarizes the amounts due from related parties:

	June 30, 2026	December 31, 2025
Head of Pharmacy	$386,784	$312,426
Due to former executive officers of Knotion (Note 25)	688,488	688,488
	$1,075,272	$1,000,914

c)	Due to former equity holder of 405 Ontario

On July 17, 2025, the former equity holder of 405 Ontario joined the Company as Head of Pharmacy. The following table summarizes the amounts due to the former equity holder of 405 Ontario, which includes the remaining cash consideration related to the acquisition of 405 Ontario, RX Angle and Flat Iron Pharmacy (Note 4):

	June 30, 2026	December 31, 2025

Former equity holder of 405 Ontario	$205,000	$225,000

NOTE 22 – INCOME TAX PROVISION

The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Taxes. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting bases and the tax bases of assets and liabilities.

For the six months ended June 30, 2026, the Company recorded no provision for income taxes. The Company reported net loss for the period and management determined that no current income tax payable and no net deferred tax asset should be recognized as of June 30, 2026. As of June 30, 2026, the Company did not record a net deferred tax asset, as management determined that it is more-likely-than-not that any deferred tax assets would not be realized; accordingly, a valuation allowance would offset such deferred tax assets.

Management will continue to evaluate the Company’s income tax position and the realizability of deferred tax assets in future periods.

F-28

NOTE 23 – COMMITMENTS AND CONTINGENCIES

Share Purchase Agreement

On December 17, 2023, and as subsequently amended, the Company entered into a Share Purchase Agreement with Silver Rock Group (“Silver Rock”) whereby Silver Rock committed to purchase up to $300,000,000 of the Company’s Class A Common Stock (the “Draw Down Amount”) over a 36-month period beginning on the date the Company becomes publicly listed (“Public Listing”). The agreement provides the Company with the right, at its sole discretion, to issue Draw Down Notices in tranches of up to $5,000,000 with the number of shares to be issued under each notice calculated based on a per-share price equal to the lowest trading price of the Company’s Class A Common Stock during the 10 trading days immediately preceding the Draw Down Notice.

On November 5, 2024, the Company issued 3,466,518 shares of Class A Common Stock to Silver Rock (Note 19) as a commitment fee in connection with the Share Purchase Agreement, being equal to 2% of the total outstanding shares of the Company on the date of the agreement. The Company recorded a deferred issuance cost of $13,866,072 on the balance sheets relating to the fair value of the 3,466,518 shares. During the year ended December 31, 2025, the Company recognized a further issuance of 26,360 shares of Class A Common Stock as a commitment fee in connection with the Share Purchase Agreement. The Company recorded a deferred issuance cost of $105,440 relating to the fair value of the 26,360 shares.

In addition, on the date of Public Listing, the Company shall issue share purchase warrants to Silver Rock granting the right to purchase additional common shares of the Company for a period of 5 years at an exercise price per share equal to the lower of $2 per share or 110% of the listing price immediately after the Public Listing. The number of warrants issued shall be equal to 4% of the total outstanding shares immediately after the completion of the Public Listing, calculated on a fully diluted basis.

During the year ended December 31, 2025, the Company reassessed the recoverability of the deferred issuance cost due to Silver Rock’s breach of the agreement. The commitment provided by Silver Rock is not expected to be fulfilled and the Company does not expect to receive any amounts under the commitment. As a result, the Company determined that these costs no longer met the criteria for capitalization and wrote off the deferred issuance costs totaling $13,971,512 on the statements of operations and other comprehensive income (loss) during the year ended December 31, 2025.

Domain Name Purchase and Sale Agreement

On January 15, 2025, the CEO and President of the Company entered into a Domain Name Purchase and Sale Agreement for the acquisition of the domain name Doc.com. As of June 30, 2026, the Company had paid $3.01 million under the agreement, which has been recorded as a Capital Advance (Note 12). The Company has a remaining contractual commitment of $1.84 million under the agreement.

Technology Development Agreement with Universidad Nacional Autónoma de México

On March 1, 2024, the Company entered into a Technology Development Agreement (the “Agreement”) with the Universidad Nacional Autónoma de México (“UNAM”) to develop a pharmaceutical drug for treatment of liver cancer. The Company agreed to contribute 2,769,000 Mexican Pesos plus the Value Added Tax of 443,040 Mexican Pesos for the development of the drug. The Company paid the contribution in full during February 2025. The Company will obtain the rights to the pharmaceutical drug post clinical trials. As of September 28, 2026, the pharmaceutical drug has been developed, the formula has been updated, and is in pre-clinical trial period.

Legal Proceedings

On June 23, 2026, the Company’s former media vendor, Adcellerant LLC d/b/a/ Techint Labs (“Techint”), sent a demand letter for $358,477 for purportedly overdue invoiced amounts. The Company maintains that it does not owe Techint any amount, and the invoices at issue are improper under the parties’ agreement, which the Company terminated in December 2025. The Company denies and will continue to deny all of the allegations and claims asserted by Techint. As of September 28, 2026, the parties have continued to negotiate, and no claim has been filed. While there is at least a reasonable possibility that a loss may be incurred, the Company has not recorded any loss or accrual in the accompanying condensed consolidated interim financial statements at June 30, 2026 for this matter as a loss is not probable.

F-29

The Company may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. Other than those described above, the Company is not currently a party to any other material legal proceedings and are not aware of any pending or threatened litigation that could have a material adverse effect on the results of operations, cash flows, and financial condition, should such litigation be resolved unfavorably.

NOTE 24 – SEGMENT DISCLOSURE

The Company has three operating segments which includes:

a)	Digital Healthcare: Doc.com Inc.
b)	Education Software: TMB Financial, S.A. DE D.V. and Knotion, S.A. DE C.V.
c)	Pharmacy: 2345405 Ontario, Inc., RX Angle, Inc. and Flat Iron Pharmacy, LLC

Factors used to identify the Company’s reportable segments include the organizational structure of the Company and the financial information available for evaluation by Company’s Chief Executive Officer, who is the Chief Operating Decision-Maker in making decisions about how to allocate resources and assess performance. The Company’s operating segments have been broken out based on similar economic and other qualitative criteria. The Company operates the Digital Healthcare and Pharmacy reporting segments in the United States and Education Software reporting segment in Mexico.

Financial statement information by operating segment for the six months ended June 30, 2026 is presented below:

	Digital Healthcare $	Education Software $	Pharmacy $	Total $
Revenue	500,000	11,754,544	829,106	13,083,650
Gross profit	500,000	8,122,911	136,125	8,759,036
Operating expenses	(2,659,189)	(8,614,951)	(329,265)	(11,603,405)
Net loss	(3,034,560)	(1,409,428)	(169,600)	(4,613,588)
Amortization and depreciation in cost of sales	–	(2,606,470)	–	(2,606,470)
Amortization and depreciation	–	(365,452)	(1,102)	(366,554)
General and administrative	(2,268,458)	(5,102,096)	(98,502)	(7,469,056)
Employee and officer-related costs	(390,730)	(3,147,404)	(229,661)	(3,767,795)
Total assets	42,647,764	24,749,404	809,542	68,206,710

Financial statement information by operating segment for the six months ended June 30, 2025 is presented below:

	Digital Healthcare $	Education Software $	Pharmacy $	Total $
Revenue	–	8,975,962	950,230	9,926,192
Gross profit	–	5,651,032	153,142	5,804,174
Operating expenses	(755,640)	(16,967,692)	(212,622)	(17,935,954)
Net (loss) income	(1,636,616)	(10,980,353)	(53,372)	(12,670,341)
Amortization and depreciation in cost of sales	–	(2,011,644)	–	(2,011,644)
Amortization and depreciation	–	(342,321)	(637)	(342,958)
General and administrative	(1,309,393)	(5,102,917)	(82,761)	(6,495,071)
Employee and officer-related costs	(254,922)	(10,713,779)	(129,224)	(11,097,925)
Total assets	82,990,602	30,500,123	1,248,657	114,739,382

F-30

NOTE 25 – SUBSEQUENT EVENTS

Securities Offerings

On April 14, 2026, the Company entered into a Share Purchase Agreement with a non-related third party whereby the Company agreed to issue 437,500 shares of Class A Common Stock under Regulation S at price per share of $8.00 along with 437,500 share purchase warrants, for total proceeds of $3,500,000. Each share purchase warrant will entitle the holder to purchase one additional share of Class A Common Stock at a price of $8.00 per share for a period of 5 years from the date of the Share Purchase Agreement. As of September 28, 2026, the Company has received $2,711,421 proceeds, and the shares and warrants have not been issued.

Termination of Cash and Share Purchase Agreement with TMB and Knotion

Subsequent to June 30, 2026, the Company accepted the formal written notice dated July 21, 2026 terminating the Cash and Share Exchange Agreement with TMB and Knotion. The Company is currently assessing the net impact of the potential deconsolidation of TMB and Knotion on the consolidated financial statements, which is expected to be recognized in a subsequent reporting period.

Management Reorganization

Following the developments relating to the termination of the Company’s acquisition of TMB Financial and Knotion, the Company reorganized its management structure to align its leadership team with its continuing operations.

Certain individuals who historically held officer or management positions with the Company were employed in Mexico through Knotion. In connection with the management reorganization, Alejandro Ulloa, Noel Trainor, Hernán Ramirez, Noemí Trainor and Ignacio Valencia ceased to hold their respective officer or management positions with the Company. The cessation of their corporate positions with the Company is separate from, and does not itself constitute the termination, transfer or assumption by the Company of, any underlying employment relationship with Knotion.

As of September 28, 2026, the Company’s executive and senior management team consists of:

Name	Current Position
Charles Nader	Chief Executive Officer
Aaron Trager	Chief Operating Officer
Neil Kleinman	Chief Financial Officer
Enrique Hernández	Chief Technology Officer
Jamie Freed	Chief Marketing Officer
Daniel Fraser	Chief Blockchain Officer

Management’s Evaluation

Management has evaluated subsequent events through September 28, 2026, the date the financial statements were available to be issued and no other material events require disclosure.

F-31

Item 4 – Exhibits

Exhibit Index

Exhibit Number	Exhibit Description (hyperlink)
1.1*	Form of Subscription Agreement

2.1**	Entity Organization Structure Chart

2.2*	Certificate of Status – 2345405 Ontario Inc.

2.3*	Corporate Description – 2345405 Ontario Inc.

2.4*	Certificate of Incorporation of Doc.com Inc., as amended

2.5*	Bylaws of Doc.com Inc., as amended

3*	Share Purchase Agreement dated December 17, 2023, by and among Doc.com, Inc. and Silver Rock Group

3.1*	Addendum I to Share Purchase Agreement dated December 23, 2023, by and between Doc.com, Inc. and Silver Rock Group

3.2**	Termination Notice delivered by Doc.com Inc. to Silver Rock Group in November 2025

4*	Share Exchange Agreement dated October 7, 2024, by and among Doc.com, Inc., 2345405 Ontario, Inc., and the Equity-Holder

5*	Cash and Share Exchange Agreement dated August 8, 2024, by and among Doc.com Inc., Knotion, S.A. de C.V., TMB Financial, S.A. de C.V., and Equity Holders

5.1**	Notice of Termination relating to the Cash and Share Exchange Agreement, dated July 21, 2026

6*	Doc.com, Inc. 2026 Equity Incentive Plan adopted February 25, 2026

6.1*	Engagement Agreement dated February 20, 2023, by and between Doc.com Inc. and Adamson Brothers Corp., as amended

7*	Executive Employment Agreement dated October 23, 2024, by and between Doc.com Inc. and Charles Nader (Chief Executive Officer)

7.1*	Executive Employment Agreement dated January 14, 2025, by and between Doc.com Inc. and Neil Kleinman (Chief Financial Officer)

7.2*	Annex No. 1 to Executive Employment Agreement dated January 21, 2026, by and between Doc.com Inc. and Neil Kleinman

7.3*	Executive Employment Agreement dated July 29, 2024, by and between Doc.com Inc. and Dr. Lesly Kernisant (Medical Director)

7.4*	Annex No. 1 to Executive Employment Agreement dated January 21, 2026, by and between Doc.com Inc. and Dr. Lesly Kernisant

7.5*	Executive Employment and Noncompete Agreement dated July 1, 2025, by and between Doc.com Inc. and Daniel Fraser

8

7.6*	Annex No. 1 to Executive Employment Agreement dated January 21, 2026, by and between Doc.com Inc. and Daniel Fraser

7.7*	Executive Employment Agreement dated December 2, 2024, by and among Knotion, S.A. de C.V., Doc.com Inc., and Noel Thomas Trainor Padilla (Chief Operating Officer - Knotion)

7.8*	Executive Employment Agreement dated December 2, 2024, by and among Knotion, S.A. de C.V., Doc.com Inc., and Hernán Ramírez Mirabent (Chief Technology Officer - Knotion)

7.9*	Executive Employment Agreement dated April 1, 2025, by and among Knotion, S.A. de C.V., Doc.com Inc., and Alejandro Ulloa Miranda (Chief Financial Officer – Knotion)

7.10*	Executive Employment Agreement dated December 2, 2024, by and among Knotion, S.A. de C.V., Doc.com Inc., and José Ignacio Valencia Arredondo (Chief Business Development Officer - Knotion)

7.11*	Executive Employment Agreement dated December 2, 2024, by and among Knotion, S.A. de C.V., Doc.com Inc., and Noemí Valencia Arredondo (Chief Innovation Officer - Knotion)

7.12*	Executive Employment Agreement dated April 1, 2025, by and among Knotion, S.A. de C.V., Doc.com Inc., and Itzel Ocampo Barrero (Chief Science Officer)

7.13*	Addendum to Executive Employment Agreement dated January 21, 2026, by and between Doc.com Inc. and Itzel Ocampo Barrero

7.14*	Executive Employment Agreement dated September 1, 2025, by and among Knotion, S.A. de C.V., Doc.com Inc., and María del Rocío Emilia Nader Abed (Legal Director)

7.15*	Executive Employment Agreement dated July 17, 2025, by and between 2345405 Ontario, Inc. and Aaron Trager (Head of Pharmacy)

7.16*	Executive Employment Agreement dated June 19, 2023, by and between Doc.com Inc. and Jamie Freed (Marketing and Communications Director)

8*	Securities Purchase Agreement dated September 12, 2024 with Axen Capital

8.1*	Regulation “S” Subscription Agreement dated as of March 25, 2026 with Axen DMCC

*Previously filed

**Filed herewith

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Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOC.COM INC.

By:	/s/ Charles Nader
Charles Nader
Chief Executive Officer and President
Date: September 28, 2026.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Charles Nader
Charles Nader
Principal Executive Officer and President
Date: September 28, 2026.

By:	/s/ Neil Kleinman
Neil Kleinman
Principal Financial Officer and Principal Accounting Officer
Date: September 28, 2026.

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